FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 4, 2016

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

Restatement
Document
February 2016

Forward-looking statements
Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believes’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS’s actual results are discussed in RBS's 2015 Annual Report and Accounts (ARA). The forward-looking statements contained in this document speak only as at the date hereof, and RBS does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
The Royal Bank of Scotland Group plc (RBS)

Business reorganisation and reporting changes

This announcement sets out changes to RBS’s financial reporting: a change in accounting policy for pensions; revised operating segments; and changes in results presentation.  The announcement contains restated financial results for the year ended 31 December 2014 and, to aid comparison of RBS’s fourth quarter 2015 results with prior periods, restated financial information for the quarters ended 30 September 2015 and 31 December 2014.

Pension accounting policy
In light of developments during 2015, in particular publication by the International Accounting Standards Board of its exposure draft of amendments to IFRIC 14 ‘IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’, RBS has revised its accounting policy for determining whether or not it has an unconditional right to a refund of surpluses in its employee pension funds. Previously, where trustees have the power to use a scheme surplus to enhance benefits for members, RBS did not regard such power, in and of itself, as undermining the bank's unconditional legal right to a refund of a surplus existing at that point in time. Under the new policy, where RBS has a right to a refund, this is no longer regarded as unconditional if pension fund trustees can use a scheme surplus to enhance benefits for plan members. As a result of this policy change, a minimum funding requirement to cover an existing shortfall in a scheme may give rise to an additional liability and surpluses may not be recognised in full. The accounting policy change is being applied retrospectively and comparatives restated.

Segmental reorganisation
RBS continues to deliver on its plan to build a stronger, simpler and fairer bank for both customers and shareholders. To support this and reflect the progress made, the previously reported operating segments will now realign as follows:

Personal & Business Banking (PBB) comprises two reportable segments:
•	UK PBB serves individuals and mass affluent customers in the UK together with small businesses (generally up to £2 million turnover). UK PBB includes Ulster Bank customers in Northern Ireland.
•	Ulster Bank RoI serves individuals and businesses in the Republic of Ireland (RoI).

Commercial & Private Banking (CPB) comprises three reportable segments:
•	Commercial Banking serves commercial and mid-corporate customers in the UK.
•	Private Banking serves high net worth individuals in the UK.
•	RBS International (RBSI) serves retail, commercial, corporate and financial institution customers in Jersey, Guernsey, Isle of Man and Gibraltar.

Corporate & Institutional Banking (CIB) serves UK and western European customers, both corporates and financial institutions, supported by trading and distribution platforms in the UK, US and Singapore.
Capital Resolution includes CIB Capital Resolution and the remainder of RBS Capital Resolution (RCR).
Williams & Glyn (W&G) comprises RBS England and Wales branch-based businesses, along with certain small and medium enterprises and corporate activities across the UK.
Central items & other includes corporate functions, such as treasury, finance, risk management, compliance, legal, communications and human resources. Central functions manages RBS capital resources and RBS-wide regulatory projects and provides services to the reportable segments. Balances in relation to Citizens and the international private banking business are included in Central items in the relevant periods.
The Royal Bank of Scotland Group plc (RBS)

Reporting changes
In line with RBS’s strategy to be a simpler bank the following reporting changes have been implemented in relation to the presentation of the results.

One-off and other items
The following items were previously reported separately after operating profit; they are now reported within operating profit:

•	Own credit adjustments;
•	Gain/(loss) on redemption of own debt;
•	Write-down of goodwill;
•	Strategic disposals; and
•	RFS Holdings minority interest (RFS MI) (restated for periods up to and including Q4 2014 only; this has been reported within operating profit since Q1 2015).

Own credit adjustments are included within segmental results in CIB, Capital Resolution and Central items (Treasury) in line with where the related liabilities are recorded. The non-statutory results will continue to show these items and restructuring costs and litigation and conduct costs as separate line items within the relevant caption of the income statement where significant.

Allocation of central balance sheet items
RBS allocates all central costs relating to Services and Functions to the business using appropriate drivers; these are reported as indirect costs in the segmental income statements. However, previously central balance sheet items have not been allocated. The assets (and risk-weighted assets) held centrally, mainly relating to Treasury, are now allocated to the business using appropriate drivers.

Revised treasury allocations
Treasury allocations which are included within segmental net interest income and segmental net interest margins, have been revised to reflect the following:
•	In preparation for the separation of W&G, the element of treasury allocations previously charged to UK PBB is now retained centrally.
•	To reflect the impact of changes to the notional equity allocation detailed below.

Revised segmental return on equity
RBS’s CET 1 target is 13% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference dividends is divided by notional equity allocated at different rates of 11% (Commercial Banking and Ulster Bank RoI), 12% (RBS International) and 15% for all other segments, of the monthly average of segmental risk-weighted assets after capital deductions (RWAes). This notional equity was previously 13% for all segments. In addition, due to changes in UK tax rules enacted in the Finance Act 2015, RBS has increased its longer-term effective 31 December tax rate. The notional tax rate used in the segmental ROE has been revised from 25% to 28% (Ulster Bank RoI - 15%; RBS International - 10%). RBS’s forward planning tax rate is 26%.
The Royal Bank of Scotland Group plc (RBS)

Annual results 2015
RBS’s results for the year ended 31 December 2015 will be announced on Friday 26 February 2016. These results will be reported on the new structure and reporting basis as described above.

In conjunction with this Restatement Document, a financial supplement showing restated financial information for the last nine quarters will be available at http://www.rbs.com/ir

Document roadmap
Pages 17 to 41 show the income statement, balance sheet line items and key metrics for the new reportable segments. These reflect the re-presentation of certain items that were previously reported below operating profit.

Appendix 1 reconciles the previously published non-statutory consolidated income statement to the re-presented position and the previously published statutory consolidated income statement, consolidated statement of comprehensive income and consolidated balance sheet to the restated position. The Common Equity Tier 1 capital position and RWAs will not be restated but an illustration of the impact on the metrics of the items, discussed under ‘Pension accounting policy’ and ‘Reporting changes’ is also included on pages 1 and 2.

Appendix 2 summarises the performance of each of the new reportable segments and shows how the previously reported segments have been allocated to the new reportable segments as well as the adjustments to the new reporting basis. These tables include the income statement, key metrics (e.g. ROE, net interest margin including and excluding central interest-earning assets (IEAs), cost:income ratio) and balance sheet line items.

Appendix 3 shows the adjustments to the previously reported segment results to the new reporting basis and how these segments have been allocated to the new reportable segments. These tables include certain key metrics and balance sheet line items.

For further information contact:

Richard O’Connor
Head of Investor Relations
+ 44 (0)20 7672 1758

Group Media Centre
+44 (0) 131 523 4205

Customer segments

Total RBS
	Quarter ended 30 September 2015
	PBB		CPB
		Ulster Bank	Commercial	Private	RBS		Capital		Central items	Total
	UK PBB	RoI	Banking	Banking	International	CIB	Resolution	W&G	& other (1)	RBS
Income statement	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	1,055	90	504	109	73	29	78	167	82	2,187
Non-interest income	258	74	296	51	14	299	(27)	44	(149)	860
Own credit adjustments	-	-	-	-	-	78	38	-	20	136

Total income	1,313	164	800	160	87	406	89	211	(47)	3,183

Direct expenses
- staff	(202)	(40)	(117)	(43)	(9)	(97)	(60)	(55)	(658)	(1,281)
- other	(68)	(22)	(20)	(11)	(3)	(19)	(41)	(12)	(789)	(985)
- operating lease costs	-	-	(34)	-	-	-	-	-	-	(34)
Indirect expenses	(464)	(48)	(238)	(65)	(24)	(242)	(245)	(24)	1,350	-
Restructuring costs
- direct	(5)	(3)	(1)	2	-	(3)	(190)	-	(647)	(847)
- indirect	(23)	(2)	2	(1)	(2)	(148)	(300)	-	474	-
Litigation and conduct costs	-	-	-	-	-	(6)	(101)	-	(22)	(129)

Operating expenses	(762)	(115)	(408)	(118)	(38)	(515)	(937)	(91)	(292)	(3,276)

Operating profit/(loss) before impairment (losses)/releases	551	49	392	42	49	(109)	(848)	120	(339)	(93)
Impairment (losses)/releases	(2)	54	(16)	(4)	1	-	50	(5)	1	79

Operating profit/(loss)	549	103	376	38	50	(109)	(798)	115	(338)	(14)

Memo:
Profit attributable to ordinary shareholders (2)										940
Total income - adjusted (3)	1,313	164	800	160	87	328	51	211	(67)	3,047
Operating expenses - adjusted (4)	(734)	(110)	(409)	(119)	(36)	(358)	(346)	(91)	(97)	(2,300)
Operating profit/(loss) - adjusted (3,4)	577	108	375	37	52	(30)	(245)	115	(163)	826

For the notes to this table refer to the following page.

Customer segments

	30 September 2015
	PBB		CPB
		Ulster Bank	Commercial	Private	RBS		Capital		Central items	Total
Key metrics	UK PBB	RoI	Banking	Banking	International	CIB	Resolution	W&G	& other (1)	RBS

Return on equity (5)	27.2%	16.7%	12.3%	7.4%	18.0%	(6.4%)	nm	nm	nm	9.0%
Return on equity - adjusted (3,4,5)	28.7%	17.5%	12.3%	7.1%	18.8%	(2.7%)	nm	nm	nm	16.2%
Net interest margin	3.19%	1.52%	1.89%	2.72%	1.43%	0.62%	0.60%	2.88%	nm	2.09%
Net interest margin excluding central IEAs	3.60%	1.52%	2.68%	3.92%	4.38%	0.78%	0.70%	3.40%	nm	2.09%
Cost:income ratio	58%	70%	51%	74%	44%	127%	nm	43%	nm	103%
Cost:income ratio - adjusted (3,4)	56%	67%	51%	74%	41%	109%	nm	43%	nm	75%
Loan impairment charge as a % of gross loans and advances	-	(1.2%)	0.1%	0.1%	(0.1%)	-	(0.5%)	0.1%	nm	(0.1%)

Capital and balance sheet (6)	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	118.3	18.8	89.8	11.1	7.1	19.8	34.8	20.3	3.0	323.0
Loan impairment provisions	(2.0)	(2.0)	(0.7)	-	(0.1)	-	(4.0)	(0.3)	(0.2)	(9.3)

Net loans and advances to customers	116.3	16.8	89.1	11.1	7.0	19.8	30.8	20.0	2.8	313.7
Funded assets	140.7	22.9	129.6	17.4	22.9	125.9	66.0	24.0	31.3	580.7
Risk elements in lending	2.9	3.6	2.1	0.1	0.1	-	5.3	0.5	-	14.6
Customer deposits (excluding repos)	134.9	13.6	89.4	22.7	22.3	5.9	30.0	23.6	10.1	352.5
Loan:deposit ratio (excluding repos)	86%	123%	100%	49%	32%	337%	nm	85%	nm	89%
Provision coverage (7)	67%	54%	33%	32%	58%	-	76%	59%	nm	63%
Risk-weighted assets	33.3	19.6	64.2	8.4	8.1	38.8	59.7	10.1	73.8	316.0

nm = not meaningful

Notes:
(1)	Central items includes unallocated costs and assets which principally comprise volatile items under IFRS and balances in relation to Citizens and international private banking.
(2) (3)
Refer to Appendix 1 for reconciliations of restated operating profit/(loss) to profit/(loss) attributable to ordinary shareholders.
Excluding own credit adjustments, gain on redemption of own debt and strategic disposals.

(4)	Excluding restructuring costs and litigation and conduct costs and write-down of goodwill.
(5)
RBS’s CET 1 target is 13% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference dividends is divided by notional equity allocated at different rates of 11% (Commercial Banking and Ulster Bank RoI), 12% (RBS International) and 15% for all other segments, of the monthly average of segmental risk-weighted assets after capital deductions (RWAes). This notional equity was previously 13% for all segments. In addition, due to changes in UK tax rules enacted in the Finance Act 2015, RBS has increased its longer-term effective 31 December tax rate. The notional tax rate used in the segmental ROE has been revised from 25% to 28% (Ulster Bank RoI - 15%; RBS International - 10%). RBS’s forward planning tax rate is 26%.

(6)	Including disposal groups.
(7)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Customer segments

Total RBS
	Quarter ended 31 December 2014
	PBB		CPB
		Ulster Bank	Commercial	Private	RBS		Capital		Central items	Total
	UK PBB	RoI	Banking	Banking	International	CIB	Resolution	W&G	& other (1)	RBS
Income statement	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	1,086	112	506	116	83	8	162	167	142	2,382
Non-interest income	288	40	343	54	18	248	37	49	(350)	727
Own credit adjustments	-	-	-	-	-	(33)	(50)	-	(61)	(144)

Total income	1,374	152	849	170	101	223	149	216	(269)	2,965

Direct expenses
- staff	(205)	(43)	(115)	(44)	(11)	(36)	(66)	(49)	(623)	(1,192)
- other	(72)	(23)	(35)	(12)	(2)	(47)	(80)	(10)	(1,101)	(1,382)
- operating lease costs	-	-	(38)	-	-	-	-	-	-	(38)
Indirect expenses	(548)	(53)	(319)	(90)	(23)	(293)	(344)	(25)	1,695	-
Restructuring costs
- direct	(2)	-	(1)	(1)	-	(3)	(46)	-	(489)	(542)
- indirect	(14)	2	(16)	-	(2)	(16)	(22)	-	68	-
Litigation and conduct costs	(650)	19	(62)	(90)	-	(370)	(12)	-	1	(1,164)

Operating expenses	(1,491)	(98)	(586)	(237)	(38)	(765)	(570)	(84)	(449)	(4,318)

Operating (loss)/profit before impairment releases/(losses)	(117)	54	263	(67)	63	(542)	(421)	132	(718)	(1,353)
Impairment releases/(losses)	2	70	(32)	1	(3)	6	634	(9)	1	670

Operating (loss)/profit	(115)	124	231	(66)	60	(536)	213	123	(717)	(683)

Memo:
Profit attributable to ordinary shareholders (2)										(5,791)
Total income - adjusted (3)	1,374	152	849	170	101	256	199	216	(208)	3,109
Operating expenses - adjusted (4)	(825)	(119)	(507)	(146)	(36)	(376)	(490)	(84)	(29)	(2,612)
Operating profit/(loss) - adjusted (3,4)	551	103	310	25	62	(114)	343	123	(236)	1,167

For the notes to this table refer to page 5.

Customer segments

	31 December 2014
	PBB		CPB
		Ulster Bank	Commercial	Private	RBS		Capital		Central items	Total
Key metrics	UK PBB	RoI	Banking	Banking	International	CIB	Resolution	W&G	& other (1)	RBS

Return on equity (5)	(7.0%)	19.8%	7.0%	(15.8%)	24.7%	(23.3%)	nm	nm	nm	(51.1%)
Return on equity - adjusted (3,4,5)	25.5%	16.4%	9.9%	3.7%	25.6%	(5.9%)	nm	nm	nm	(38.4%)
Net interest margin	3.37%	1.90%	1.96%	2.91%	1.67%	0.21%	0.71%	2.92%	nm	2.23%
Net interest margin excluding central IEAs	3.80%	1.90%	2.79%	4.17%	4.76%	0.16%	0.77%	3.42%	nm	2.23%
Cost:income ratio	109%	64%	69%	139%	38%	343%	nm	39%	nm	146%
Cost:income ratio - adjusted (3,4)	60%	78%	60%	86%	36%	147%	nm	39%	nm	84%
Loan impairment charge as a % of gross loans and advances	-	(1.4%)	0.1%	-	0.2%	(0.1%)	(4.0%)	0.2%	nm	(0.8%)

Capital and balance sheet (6)	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	114.1	20.5	85.8	11.0	7.3	26.5	64.0	19.9	63.7	412.8
Loan impairment provisions	(2.5)	(2.4)	(0.9)	-	(0.1)	-	(11.1)	(0.4)	(0.6)	(18.0)

Net loans and advances to customers	111.6	18.1	84.9	11.0	7.2	26.5	52.9	19.5	63.1	394.8
Funded assets	137.8	22.4	127.9	17.7	23.4	137.7	115.6	23.6	90.9	697.0
Risk elements in lending	3.6	4.4	2.4	0.1	0.2	-	15.6	0.6	1.3	28.2
Customer deposits (excluding repos)	132.6	14.7	84.9	22.3	20.8	11.8	36.4	22.0	69.4	414.9
Loan:deposit ratio (excluding repos)	84%	124%	100%	49%	35%	226%	nm	88%	nm	95%
Provision coverage (7)	69%	55%	39%	25%	27%	-	71%	61%	nm	64%
Risk-weighted assets	36.6	21.8	63.2	8.7	7.5	41.9	95.1	10.1	71.0	355.9

For the notes to this table refer to page 5.

Customer segments

Total RBS
	Year ended 31 December 2014
	PBB		CPB
		Ulster Bank	Commercial	Private	RBS		Capital		Central items	Total
	UK PBB	RoI	Banking	Banking	International	CIB	Resolution	W&G	& other (1)	RBS
Income statement	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	4,221	467	1,976	454	323	(11)	673	664	491	9,258
Non-interest income	1,223	137	1,329	235	68	1,951	1,155	188	(459)	5,827
Own credit adjustments	-	-	-	-	-	(9)	(36)	-	(101)	(146)
Gain on redemption of own debt	-	-	-	-	-	-	-	-	20	20
Strategic disposals	-	-	-	-	-	-	-	-	191	191

Total income	5,444	604	3,305	689	391	1,931	1,792	852	142	15,150

Direct expenses
- staff	(824)	(164)	(495)	(178)	(44)	(446)	(444)	(196)	(2,585)	(5,376)
- other	(346)	(83)	(100)	(37)	(15)	(190)	(293)	(36)	(3,764)	(4,864)
- operating lease costs	-	-	(141)	-	-	-	-	-	-	(141)
Indirect expenses	(1,958)	(180)	(1,008)	(289)	(94)	(1,080)	(1,283)	(98)	5,990	-
Restructuring costs
- direct	(10)	8	(41)	(1)	(2)	(13)	(80)	-	(1,015)	(1,154)
- indirect	(101)	(21)	(67)	-	(5)	(89)	(105)	-	388	-
Litigation and conduct costs	(918)	19	(112)	(90)	-	(832)	(162)	-	(99)	(2,194)
Write-down of goodwill	-	-	-	-	-	-	(130)	-	-	(130)

Operating expenses	(4,157)	(421)	(1,964)	(595)	(160)	(2,650)	(2,497)	(330)	(1,085)	(13,859)

Operating profit/(loss) before impairment (losses)/releases	1,287	183	1,341	94	231	(719)	(705)	522	(943)	1,291
Impairment (losses)/releases	(154)	306	(85)	5	7	9	1,307	(55)	12	1,352

Operating profit/(loss)	1,133	489	1,256	99	238	(710)	602	467	(931)	2,643

Memo:
Profit attributable to ordinary shareholders (2)										(3,470)
Total income - adjusted (3)	5,444	604	3,305	689	391	1,940	1,828	852	32	15,085
Operating expenses - adjusted (4)	(3,128)	(427)	(1,744)	(504)	(153)	(1,716)	(2,020)	(330)	(359)	(10,381)
Operating profit/(loss) - adjusted (3,4)	2,162	483	1,476	190	245	233	1,115	467	(315)	6,056

For the notes to this table refer to page 5.

Customer segments

	31 December 2014
	PBB		CPB
		Ulster Bank	Commercial	Private	RBS		Capital		Central items	Total
Key metrics	UK PBB	RoI	Banking	Banking	International	CIB	Resolution	W&G	& other (1)	RBS

Return on equity (5)	11.9%	18.6%	10.2%	4.1%	24.2%	(7.9%)	nm	nm	nm	(8.2%)
Return on equity - adjusted (3,4,5)	23.7%	18.4%	12.2%	9.1%	24.9%	1.3%	nm	nm	nm	(1.3%)
Net interest margin	3.32%	1.92%	1.91%	2.89%	1.65%	(0.07%)	0.67%	2.93%	nm	2.13%
Net interest margin excluding central IEAs	3.75%	1.99%	2.74%	4.12%	4.83%	(0.06%)	0.72%	3.42%	nm	2.13%
Cost:income ratio	76%	70%	59%	86%	41%	137%	nm	39%	nm	91%
Cost:income ratio - adjusted (3,4)	57%	71%	53%	73%	39%	88%	nm	39%	nm	69%
Loan impairment charge as a % of gross loans and advances	0.1%	(1.5%)	0.1%	-	(0.1%)	-	(2.0%)	0.3%	nm	(0.4%)

Capital and balance sheet (6)	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	114.1	20.5	85.8	11.0	7.3	26.5	64.0	19.9	63.7	412.8
Loan impairment provisions	(2.5)	(2.4)	(0.9)	-	(0.1)	-	(11.1)	(0.4)	(0.6)	(18.0)

Net loans and advances to customers	111.6	18.1	84.9	11.0	7.2	26.5	52.9	19.5	63.1	394.8
Funded assets	137.8	22.4	127.9	17.7	23.4	137.7	115.6	23.6	90.9	697.0
Risk elements in lending	3.6	4.4	2.4	0.1	0.2	-	15.6	0.6	1.3	28.2
Customer deposits (excluding repos)	132.6	14.7	84.9	22.3	20.8	11.8	36.4	22.0	69.4	414.9
Loan:deposit ratio (excluding repos)	84%	124%	100%	49%	35%	226%	nm	88%	nm	95%
Provision coverage (7)	69%	55%	39%	25%	27%	-	71%	61%	nm	64%
Risk-weighted assets	36.6	21.8	63.2	8.7	7.5	41.9	95.1	10.1	71.0	355.9

nm= not meaningful

For the notes to this table refer to page 5.

Appendix 1

Financial statement
reconciliations

Consolidated income statement reconciliation for the quarter ended 30 September 2015

	As	Pension	Re-presentation
	previously	accounting	of one-off and	Non-	Presentational	Restated
	reported	policy impact	other items	statutory	adjustments (1)	statutory
	£m	£m	£m	£m	£m	£m

Interest receivable	2,963	-	-	2,963	-	2,963
Interest payable	(776)	-	-	(776)	-	(776)

Net interest income	2,187	-	-	2,187	-	2,187

Fees and commissions receivable	880	-	-	880	-	880
Fees and commissions payable	(195)	-	-	(195)	-	(195)
Income from trading activities	82	-	-	82	88	170
Own credit adjustments	-	-	136	136	(136)	-
Other operating income	93	-	-	93	48	141

Non-interest income	860	-	136	996	-	996

Total income	3,047	-	136	3,183	-	3,183

Staff costs	(1,265)	(16)	-	(1,281)	(281)	(1,562)
Premises and equipment	(352)	-	-	(352)	(283)	(635)
Other administrative expenses	(477)	-	-	(477)	(253)	(730)
Depreciation and amortisation	(190)	-	-	(190)	(92)	(282)
Restructuring costs	(847)	-	-	(847)	847	-
Litigation and conduct costs	(129)	-	-	(129)	129	-
Write-down of goodwill and other intangible assets	-	-	-	-	(67)	(67)

Operating expenses	(3,260)	(16)	-	(3,276)	-	(3,276)

Loss before impairment releases	(213)	(16)	136	(93)	-	(93)
Impairment releases	79	-	-	79	-	79

Operating loss	(134)	(16)	136	(14)	-	(14)

Own credit adjustments	136	-	(136)	-	-	-

Profit/(loss) before tax	2	(16)	-	(14)	-	(14)
Tax (charge)/credit	(1)	4	-	3	-	3

Profit from continuing operations	1	(12)	-	(11)	-	(11)
Profit from discontinued operations, net of tax	1,093	-	-	1,093	-	1,093

Profit for the period	1,094	(12)	-	1,082	-	1,082
Non-controlling interests	(45)	-	-	(45)	-	(45)
Preference share and other dividends	(97)	-	-	(97)	-	(97)

Profit attributable to ordinary shareholders	952	(12)	-	940	-	940

Note:
(1)	Reallocation of separately reported one-off items to the statutory income and operating expense lines.

Consolidated income statement reconciliation for the quarter ended 31 December 2014

		Re-presentation
	As previously	of one-off and	Non-	Presentational
	reported	other items	statutory	adjustments (1)	Statutory
	£m	£m	£m	£m	£m

Interest receivable	3,238	-	3,238	-	3,238
Interest payable	(856)	-	(856)	-	(856)

Net interest income	2,382	-	2,382	-	2,382

Fees and commissions receivable	1,055	-	1,055	-	1,055
Fees and commissions payable	(204)	-	(204)	-	(204)
Income from trading activities	(319)	-	(319)	(84)	(403)
Own credit adjustments	-	(144)	(144)	144	-
Other operating income	182	13	195	(60)	135

Non-interest income	714	(131)	583	-	583

Total income	3,096	(131)	2,965	-	2,965

Staff costs	(1,192)	-	(1,192)	(133)	(1,325)
Premises and equipment	(452)	-	(452)	(28)	(480)
Other administrative expenses	(699)	(2)	(701)	(1,298)	(1,999)
Depreciation and amortisation	(203)	-	(203)	-	(203)
Restructuring costs	(542)	-	(542)	542	-
Litigation and conduct costs	(1,164)	-	(1,164)	1,164	-
Write-down of goodwill and other intangible assets	-	-	-	(311)	(311)
Write-down of other intangible assets	(64)	-	(64)	64	-

Operating expenses	(4,316)	(2)	(4,318)	-	(4,318)

Loss before impairment releases	(1,220)	(133)	(1,353)	-	(1,353)
Impairment releases	670	-	670	-	670

Operating loss	(550)	(133)	(683)	-	(683)

Own credit adjustments	(144)	144	-	-	-
RFS MI	11	(11)	-	-	-

Loss before tax	(683)	-	(683)	-	(683)
Tax charge	(1,040)	-	(1,040)	-	(1,040)

Loss from continuing operations	(1,723)	-	(1,723)	-	(1,723)
Loss from discontinued operations, net of tax	(3,882)	-	(3,882)	-	(3,882)

Loss for the period	(5,605)	-	(5,605)	-	(5,605)
Non-controlling interests	(71)	-	(71)	-	(71)
Preference share and other dividends	(115)	-	(115)	-	(115)

Loss attributable to ordinary shareholders	(5,791)	-	(5,791)	-	(5,791)

Note:
(1)	Reallocation of separately reported one-off items to the statutory income and operating expense lines.

Consolidated income statement reconciliation for the year ended 31 December 2014

		Re-presentation
	As previously	of one-off and	Non-	Presentational
	reported	other items	statutory	adjustments (1)	Statutory
	£m	£m	£m	£m	£m

Interest receivable	13,079	-	13,079	-	13,079
Interest payable	(3,818)	(3)	(3,821)	-	(3,821)

Net interest income	9,261	(3)	9,258	-	9,258

Fees and commissions receivable	4,414	-	4,414	-	4,414
Fees and commissions payable	(875)	-	(875)	-	(875)
Income from trading activities	1,325	-	1,325	(40)	1,285
Own credit adjustments	-	(146)	(146)	146	-
Gain on redemption of own debt	-	20	20	-	20
Strategic disposals	-	191	191	(191)	-
Other operating income	981	(18)	963	85	1,048

Non-interest income	5,845	47	5,892	-	5,892

Total income	15,106	44	15,150	-	15,150

Staff costs	(5,376)	-	(5,376)	(381)	(5,757)
Premises and equipment	(1,812)	-	(1,812)	(269)	(2,081)
Other administrative expenses	(2,117)	(3)	(2,120)	(2,448)	(4,568)
Depreciation and amortisation	(927)	-	(927)	(3)	(930)
Restructuring costs	(1,154)	-	(1,154)	1,154	-
Litigation and conduct costs	(2,194)	-	(2,194)	2,194	-
Write-down of goodwill and other intangible assets	-	-	-	(523)	(523)
Write-down of other intangible assets	(146)	-	(146)	146	-
Write-down of goodwill	-	(130)	(130)	130	-

Operating expenses	(13,726)	(133)	(13,859)	-	(13,859)

Profit before impairment releases	1,380	(89)	1,291	-	1,291
Impairment releases	1,352	-	1,352	-	1,352

Operating profit	2,732	(89)	2,643	-	2,643

Own credit adjustments	(146)	146	-	-	-
Gain on redemption of own debt	20	(20)	-	-	-
Strategic disposals	191	(191)	-	-	-
Write-down of goodwill	(130)	130	-	-	-
RFS MI	(24)	24	-	-	-

Profit before tax	2,643	-	2,643	-	2,643
Tax charge	(1,909)	-	(1,909)	-	(1,909)

Profit from continuing operations	734	-	734	-	734
Loss from discontinued operations, net of tax	(3,445)	-	(3,445)	-	(3,445)

Loss for the period	(2,711)	-	(2,711)	-	(2,711)
Non-controlling interests	(60)	-	(60)	-	(60)
Preference share and other dividends	(699)	-	(699)	-	(699)

Loss attributable to ordinary shareholders	(3,470)	-	(3,470)	-	(3,470)

Note:
(1)	Reallocation of separately reported one-off items to the statutory income and operating expense lines.

Consolidated statement of comprehensive income

	As	Pension
	previously	accounting
	reported	policy impact	Restated
Consolidated statement of comprehensive income	£m	£m	£m

Quarter ended 30 September 2015
Profit for the period	1,094	(12)	1,082
Gain resulting from changes in additional liability due to minimum funding requirements (1)
- gross	-	3	3
- tax	-	(1)	(1)
Total comprehensive income for the period	810	(10)	800

Nine months ended 30 September 2015
Profit for the period	1,452	(38)	1,414
Gain resulting from changes in additional liability due to minimum funding requirements (1)
- gross	-	20	20
- tax	-	(4)	(4)
Total comprehensive loss for the period	(16)	(22)	(38)

Quarter ended 30 June 2015
Profit for the period	814	(13)	801
Gain resulting from changes in additional liability due to minimum funding requirements (1)
- gross	-	14	14
- tax	-	(3)	(3)
Total comprehensive loss for the period	(605)	(2)	(607)

Half year ended 30 June 2015
Profit for the period	358	(26)	332
Gain resulting from changes in additional liability due to minimum funding requirements (1)
- gross	-	17	17
- tax	-	(3)	(3)
Total comprehensive loss for the period	(826)	(12)	(838)

Quarter ended 31 December 2014
Loss resulting from changes in additional liability due to minimum funding requirements (1)
- gross	-	(78)	(78)
- tax	-	16	16
Total comprehensive loss for the period	(4,432)	(62)	(4,494)

Year ended 31 December 2014
Loss resulting from changes in additional liability due to minimum funding requirements (1)
- gross	-	(1,749)	(1,749)
- tax	-	350	350
Total comprehensive loss for the year	(783)	(1,399)	(2,182)

Note:
(1)	Included in items that do not qualify for reclassification.

Consolidated balance sheet and capital reconciliation

			Statutory
		As	Pension
		previously	accounting
		reported	policy impact	Restated
Balance sheet		£m	£m	£m

As at 30 September 2015
Deferred tax assets		1,434	377	1,811
Prepayments, accrued income and other assets		4,928	(119)	4,809
Retirement benefit liabilities		1,955	1,763	3,718
Owners’ equity		51,593	(1,505)	50,088
Tangible net asset value per ordinary share (1)		384p	(13p)	371p

As at 30 June 2015
Deferred tax assets		1,479	374	1,853
Prepayments, accrued income and other assets		4,829	(119)	4,710
Retirement benefit liabilities		1,869	1,750	3,619
Owners’ equity		51,117	(1,495)	49,622
Tangible net asset value per ordinary share (1)		380p	(13p)	367p

As at 31 December 2014
Deferred tax assets		1,540	371	1,911
Prepayments, accrued income and other assets		5,878	(115)	5,763
Retirement benefit liabilities		2,579	1,739	4,318
Owners’ equity		52,149	(1,483)	50,666
Tangible net asset value per ordinary share (1)		387p	(13p)	374p

Capital (2)		£bn	£bn	£bn

As at 30 September 2015
PRA transitional basis	- Common Equity Tier 1 capital	40.2	(1.4)	38.8
	- Risk-weighted assets	316.0	1.0	317.0
	- Common Equity Tier 1 ratio	12.7%	(50bp)	12.2%
End-point CRR basis	- Common Equity Tier 1 capital	40.2	(1.4)	38.8
	- Risk-weighted assets	316.0	1.0	317.0
	- Common Equity Tier 1 ratio	12.7%	(50bp)	12.2%

As at 30 June 2015
PRA transitional basis	- Common Equity Tier 1 capital	40.1	(1.4)	38.7
	- Risk-weighted assets	326.0	1.0	327.0
	- Common Equity Tier 1 ratio	12.3%	(50bp)	11.8%
End-point CRR basis	- Common Equity Tier 1 capital	40.1	(1.4)	38.7
	- Risk-weighted assets	326.0	1.0	327.0
	- Common Equity Tier 1 ratio	12.3%	(50bp)	11.8%

As at 31 December 2014
PRA transitional basis	- Common Equity Tier 1 capital	39.6	(1.4)	38.2
	- Risk-weighted assets	356.0	1.0	357.0
	- Common Equity Tier 1 ratio	11.1%	(40bp)	10.7%
End-point CRR basis	- Common Equity Tier 1 capital	39.9	(1.4)	38.5
	- Risk-weighted assets	356.0	1.0	357.0
	- Common Equity Tier 1 ratio	11.2%	(40bp)	10.8%

Notes:
(1)	Tangible net asset value per ordinary share represents tangible equity divided by the number of ordinary shares in issue.
(2)	Provided to illustrate the impact of the pension accounting policy change on future capital balances and ratios, these metrics are not being restated.

Appendix 2

Components of customer Segments

Components of customer segments

Operating profit/(loss) by segment
	Allocated from
								Adjustment for
	UK	Ulster	Commercial	Private				reconciling
	PBB	Bank	Banking	Banking	CIB	Centre	RCR	items (1)	Total
Quarter ended 30 September 2015	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK PBB	538	11	-	-	-	-	-	-	549
Ulster Bank RoI	-	103	-	-	-	-	-	-	103
Commercial Banking	-	-	341	-	35	-	-	-	376
Private Banking	-	-	-	38	-	-	-	-	38
RBS International	-	-	50	-	-	-	-	-	50
CIB	-	-	-	-	(109)	-	-	-	(109)
Capital Resolution	-	-	-	-	(808)	26	(16)	-	(798)
Williams & Glyn	115	-	-	-	-	-	-	-	115
Central items & other	-	-	-	(21)	-	(317)	-	-	(338)
Reconciling items (1)	(15)	-	21	(2)	(130)	(10)	-	136	-

Operating profit/(loss)	638	114	412	15	(1,012)	(301)	(16)	136	(14)

Quarter ended 31 December 2014

UK PBB	(160)	45	-	-	-	-	-	-	(115)
Ulster Bank RoI	-	124	-	-	-	-	-	-	124
Commercial Banking	-	-	209	-	22	-	-	-	231
Private Banking	-	-	-	(66)	-	-	-	-	(66)
RBS International	-	-	39	21	-	-	-	-	60
CIB	-	-	-	-	(536)	-	-	-	(536)
Capital Resolution	-	-	-	-	(212)	27	398	-	213
Williams & Glyn	123	-	-	-	-	-	-	-	123
Central items & other	-	-	-	(14)	-	(703)	-	-	(717)
Reconciling items (1)	(6)	-	-	-	83	56	-	(133)	-

Operating (loss)/profit	(43)	169	248	(59)	(643)	(620)	398	(133)	(683)

Year ended 31 December 2014

UK PBB	1,016	117	-	-	-	-	-	-	1,133
Ulster Bank RoI	-	489	-	-	-	-	-	-	489
Commercial Banking	-	-	1,130	-	126	-	-	-	1,256
Private Banking	-	-	-	99	-	-	-	-	99
RBS International	-	-	160	78	-	-	-	-	238
CIB	-	-	-	-	(710)	-	-	-	(710)
Capital Resolution	-	-	-	-	(461)	97	966	-	602
Williams & Glyn	467	-	-	-	-	-	-	-	467
Central items & other	-	-	-	(27)	-	(904)	-	-	(931)
Reconciling items (1)	(33)	-	-	-	153	(53)	22	(89)	-

Operating profit/(loss)	1,450	606	1,290	150	(892)	(860)	988	(89)	2,643

Note:
(1)	Re-presentation of one-off and other items, refer to page 2 for further details.

UK PBB

	Quarter ended 30 September 2015
	Allocated from		Total
	UK PBB	Ulster Bank	UK PBB
Income statement	£m	£m	£m

Net interest income	1,018	37	1,055
Non-interest income	245	13	258

Total income	1,263	50	1,313

Direct expenses
- staff	(183)	(19)	(202)
- other	(69)	1	(68)
Indirect expenses	(442)	(22)	(464)
Restructuring costs
- direct	(5)	-	(5)
- indirect	(22)	(1)	(23)
Litigation and conduct costs	2	(2)	-

Operating expenses	(719)	(43)	(762)

Operating profit before impairment (losses)/releases	544	7	551
Impairment (losses)/releases	(6)	4	(2)

Operating profit	538	11	549

Memo:
Operating expenses - adjusted (1)	(694)	(40)	(734)
Operating profit - adjusted (1)	563	14	577

Key metrics

Return on equity (2)	28.8%	7.6%	27.2%
Return on equity - adjusted (1,2)	30.2%	9.7%	28.7%
Net interest margin	3.19%	3.18%	3.19%
Net interest margin excluding central IEAs	3.61%	3.36%	3.60%
Cost:income ratio	57%	86%	58%
Cost:income ratio - adjusted (1)	55%	80%	56%
Loan impairment charge as % of gross customer loans and advances	-	(0.4%)	-

	30 September 2015
	Allocated from		Total
	UK PBB	Ulster Bank	UK PBB
Capital and balance sheet	£bn	£bn	£bn

Loans and advances to customers (gross)	114.2	4.1	118.3
Loan impairment provisions	(1.7)	(0.3)	(2.0)

Net loans and advances to customers	112.5	3.8	116.3
Funded assets	135.5	5.2	140.7
Risk elements in lending	2.5	0.4	2.9
Customer deposits (excluding repos)	129.3	5.6	134.9
Loan:deposit ratio (excluding repos)	87%	68%	86%
Provision coverage (3)	68%	88%	67%
Risk-weighted assets	30.5	2.8	33.3

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)
Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 15% (previously 13%) of the monthly average of segmental RWAes, assuming 28% tax rate; previously 25%.

(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

UK PBB

	Quarter ended 31 December 2014
	Allocated from		Total
	UK PBB	Ulster Bank	UK PBB
Income statement	£m	£m	£m

Net interest income	1,048	38	1,086
Non-interest income	274	14	288

Total income	1,322	52	1,374

Direct expenses
- staff	(183)	(22)	(205)
- other	(76)	4	(72)
Indirect expenses	(523)	(25)	(548)
Restructuring costs
- direct	(2)	-	(2)
- indirect	(16)	2	(14)
Litigation and conduct costs	(650)	-	(650)

Operating expenses	(1,450)	(41)	(1,491)

Operating (loss)/profit before impairment (losses)/releases	(128)	11	(117)
Impairment (losses)/releases	(32)	34	2

Operating (loss)/profit	(160)	45	(115)

Memo:
Operating expenses - adjusted (1)	(782)	(43)	(825)
Operating profit - adjusted (1)	508	43	551

Key metrics

Return on equity (2)	(10.0%)	29.3%	(7.0%)
Return on equity - adjusted (1,2)	25.3%	28.0%	25.5%
Net interest margin	3.38%	3.11%	3.37%
Net interest margin excluding central IEAs	3.82%	3.38%	3.80%
Cost:income ratio	110%	79%	109%
Cost:income ratio - adjusted (1)	59%	83%	60%
Loan impairment charge as % of gross customer loans and advances	0.1%	(3.2%)	-

	31 December 2014
	Allocated from		Total
	UK PBB	Ulster Bank	UK PBB
Capital and balance sheet	£bn	£bn	£bn

Loans and advances to customers (gross)	109.9	4.2	114.1
Loan impairment provisions	(2.2)	(0.3)	(2.5)

Net loans and advances to customers	107.7	3.9	111.6
Funded assets	132.3	5.5	137.8
Risk elements in lending	3.2	0.4	3.6
Customer deposits (excluding repos)	126.7	5.9	132.6
Loan:deposit ratio (excluding repos)	85%	66%	84%
Provision coverage (3)	70%	80%	69%
Risk-weighted assets	33.7	2.9	36.6

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)
Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 15% (previously 13%) of the monthly average of segmental RWAes, assuming 28% tax rate; previously 25%.

(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

UK PBB

	Year ended 31 December 2014
	Allocated from		Total
	UK PBB	Ulster Bank	UK PBB
Income statement	£m	£m	£m

Net interest income	4,052	169	4,221
Non-interest income	1,166	57	1,223

Total income	5,218	226	5,444

Direct expenses
- staff	(741)	(83)	(824)
- other	(355)	9	(346)
Indirect expenses	(1,873)	(85)	(1,958)
Restructuring costs
- direct	(10)	-	(10)
- indirect	(92)	(9)	(101)
Litigation and conduct costs	(918)	-	(918)

Operating expenses	(3,989)	(168)	(4,157)

Operating profit before impairment (losses)/releases	1,229	58	1,287
Impairment (losses)/releases	(213)	59	(154)

Operating profit	1,016	117	1,133

Memo:
Operating expenses - adjusted (1)	(2,969)	(159)	(3,128)
Operating profit - adjusted (1)	2,036	126	2,162

Key metrics

Return on equity (2)	11.4%	17.8%	11.9%
Return on equity - adjusted (1,2)	24.1%	19.2%	23.7%
Net interest margin	3.32%	3.45%	3.32%
Net interest margin excluding central IEAs	3.75%	3.75%	3.75%
Cost:income ratio	76%	74%	76%
Cost:income ratio - adjusted (1)	57%	70%	57%
Loan impairment charge as % of gross customer loans and advances	0.2%	(1.4%)	0.1%

	31 December 2014
	Allocated from		Total
	UK PBB	Ulster Bank	UK PBB
Capital and balance sheet	£bn	£bn	£bn

Loans and advances to customers (gross)	109.9	4.2	114.1
Loan impairment provisions	(2.2)	(0.3)	(2.5)

Net loans and advances to customers	107.7	3.9	111.6
Funded assets	132.3	5.5	137.8
Risk elements in lending	3.2	0.4	3.6
Customer deposits (excluding repos)	126.7	5.9	132.6
Loan:deposit ratio (excluding repos)	85%	66%	84%
Provision coverage (3)	70%	80%	69%
Risk-weighted assets	33.7	2.9	36.6

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)
Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 15% (previously 13%) of the monthly average of segmental RWAes, assuming 28% tax rate; previously 25%.

(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Ulster Bank RoI
Quarter ended
30 September 2015
All allocated from Ulster Bank
Income statement	£m

Net interest income	90
Non-interest income	74

Total income	164

Direct expenses (1)
- staff	(40)
- other	(22)
Indirect expenses	(48)
Restructuring costs
- direct	(3)
- indirect	(2)

Operating expenses	(115)

Operating profit before impairment releases	49
Impairment releases	54

Operating profit	103

Memo:
Operating expenses - adjusted (2)	(110)
Operating profit - adjusted (2)	108

Key metrics

Return on equity (3)	16.7%
Return on equity - adjusted (2,3)	17.5%
Net interest margin	1.52%
Net interest margin excluding central IEAs (4)	1.52%
Cost:income ratio	70%
Cost:income ratio - adjusted (2)	67%
Loan impairment charge as % of gross customer loans and advances	(1.2%)

30 September 2015
All allocated from Ulster Bank
Capital and balance sheet	£bn

Loans and advances to customers (gross)	18.8
Loan impairment provisions	(2.0)

Net loans and advances to customers	16.8
Funded assets	22.9
Risk elements in lending	3.6
Customer deposits (excluding repos)	13.6
Loan:deposit ratio (excluding repos)	123%
Provision coverage (5)	54%
Risk-weighted assets	19.6

Notes:
(1)
Staff expenses include costs relating to employees of Ulster Bank Ireland Limited only. Recharges for services provided by or to Ulster Bank Limited are reflected through a management fee within other expenses.

(2)	Excluding restructuring costs and litigation and conduct costs.
(3)
Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 11% (previously 13%) of the monthly average of segmental RWAes, assuming 15% tax rate.

(4)
Ulster Bank Ireland Limited manages its regulatory liquidity requirements locally and consequently maintains a low yielding liquid asset portfolio. Excluding the impact of liquid asset balances, net interest margin for Q3 2015 would increase to 1.93%.

(5)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Ulster Bank RoI
Quarter ended
31 December 2014
All allocated from Ulster Bank
Income statement	£m

Net interest income	112
Non-interest income	40

Total income	152

Direct expenses (1)
- staff	(43)
- other	(23)
Indirect expenses	(53)
Restructuring costs
- indirect	2
Litigation and conduct costs	19

Operating expenses	(98)

Operating profit before impairment releases	54
Impairment releases	70

Operating profit	124

Memo:
Operating expenses - adjusted (2)	(119)
Operating profit - adjusted (2)	103

Key metrics

Return on equity (3)	19.8%
Return on equity - adjusted (2,3)	16.4%
Net interest margin	1.90%
Net interest margin excluding central IEAs	1.90%
Cost:income ratio	64%
Cost:income ratio - adjusted (2)	78%
Loan impairment charge as % of gross customer loans and advances	(1.4%)

31 December 2014
All allocated from Ulster Bank
Capital and balance sheet	£bn

Loans and advances to customers (gross)	20.5
Loan impairment provisions	(2.4)

Net loans and advances to customers	18.1
Funded assets	22.4
Risk elements in lending	4.4
Customer deposits (excluding repos)	14.7
Loan:deposit ratio (excluding repos)	124%
Provision coverage (4)	55%
Risk-weighted assets	21.8

Notes:
(1)
Staff expenses include costs relating to employees of Ulster Bank Ireland Limited only. Recharges for services provided by or to Ulster Bank Limited are reflected through a management fee within other expenses.

(2)	Excluding restructuring costs and litigation and conduct costs.
(3)
Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 11% (previously 13%) of the monthly average of segmental RWAes, assuming 15% tax rate.

(4)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Ulster Bank RoI
Year ended
31 December 2014
All allocated from Ulster Bank
Income statement	£m

Net interest income	467
Non-interest income	137

Total income	604

Direct expenses (1)
- staff	(164)
- other	(83)
Indirect expenses	(180)
Restructuring costs
- direct	8
- indirect	(21)
Litigation and conduct costs	19

Operating expenses	(421)

Operating profit before impairment releases	183
Impairment releases	306

Operating profit	489

Memo:
Operating expenses - adjusted (2)	(427)
Operating profit - adjusted (2)	483

Key metrics

Return on equity (3)	18.6%
Return on equity - adjusted (2,3)	18.4%
Net interest margin	1.92%
Net interest margin excluding central IEAs	1.99%
Cost:income ratio	70%
Cost:income ratio - adjusted (2)	71%
Loan impairment charge as % of gross customer loans and advances	(1.5%)

31 December 2014
All allocated from Ulster Bank
Capital and balance sheet	£bn

Loans and advances to customers (gross)	20.5
Loan impairment provisions	(2.4)

Net loans and advances to customers	18.1
Funded assets	22.4
Risk elements in lending	4.4
Customer deposits (excluding repos)	14.7
Loan:deposit ratio (excluding repos)	124%
Provision coverage (4)	55%
Risk-weighted assets	21.8

Notes:
(1)
Staff expenses include costs relating to employees of Ulster Bank Ireland Limited only. Recharges for services provided by or to Ulster Bank Limited are reflected through a management fee within other expenses.

(2)	Excluding restructuring costs and litigation and conduct costs.
(3)
Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 11% (previously 13%) of the monthly average of segmental RWAes, assuming 15% tax rate.

(4)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Commercial Banking

	Quarter ended 30 September 2015
	Allocated from		Total
	Commercial		Commercial
	Banking	CIB	Banking
Income statement	£m	£m	£m

Net interest income	471	33	504
Non-interest income	251	45	296

Total income	722	78	800

Direct expenses
- staff	(113)	(4)	(117)
- other	(19)	(1)	(20)
- operating lease costs	(34)	-	(34)
Indirect expenses	(200)	(38)	(238)
Restructuring costs
- direct	(1)	-	(1)
- indirect	2	-	2

Operating expenses	(365)	(43)	(408)

Operating profit before impairment losses	357	35	392
Impairment losses	(16)	-	(16)

Operating profit	341	35	376

Memo:
Operating expenses - adjusted (1)	(366)	(43)	(409)
Operating profit - adjusted (1)	340	35	375

Key metrics

Return on equity (2)	10.6%	36.9%	12.3%
Return on equity - adjusted (1,2)	10.6%	36.9%	12.3%
Net interest margin	1.87%	2.22%	1.89%
Net interest margin excluding central IEAs	2.56%	9.02%	2.68%
Cost:income ratio	51%	55%	51%
Cost:income ratio - adjusted (1)	51%	55%	51%
Loan impairment charge as % of gross customer loans and advances	0.1%	-	0.1%

	30 September 2015
	Allocated from		Total
	Commercial		Commercial
	Banking	CIB	Banking
Capital and balance sheet	£bn	£bn	£bn

Loans and advances to customers (gross)	85.3	4.5	89.8
Loan impairment provisions	(0.7)	-	(0.7)

Net loans and advances to customers	84.6	4.5	89.1
Funded assets	119.0	10.6	129.6
Risk elements in lending	2.1	-	2.1
Customer deposits (excluding repos)	76.6	12.8	89.4
Loan:deposit ratio (excluding repos)	111%	35%	100%
Provision coverage (3)	33%	-	33%
Risk-weighted assets	62.3	1.9	64.2

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)
Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 11% (previously 13%) of the monthly average of segmental RWAes, assuming 28% tax rate; previously 25%.

(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Commercial Banking

	Quarter ended 31 December 2014
	Allocated from		Total
	Commercial		Commercial
	Banking	CIB	Banking
Income statement	£m	£m	£m

Net interest income	475	31	506
Non-interest income	296	47	343

Total income	771	78	849

Direct expenses
- staff	(113)	(2)	(115)
- other	(33)	(2)	(35)
- operating lease costs	(38)	-	(38)
Indirect expenses	(272)	(47)	(319)
Restructuring costs
- direct	(1)	-	(1)
- indirect	(12)	(4)	(16)
Litigation and conduct costs	(62)	-	(62)

Operating expenses	(531)	(55)	(586)

Operating profit before impairment losses	240	23	263
Impairment losses	(31)	(1)	(32)

Operating profit	209	22	231

Memo:
Operating expenses - adjusted (1)	(456)	(51)	(507)
Operating profit - adjusted (1)	284	26	310

Key metrics

Return on equity (2)	6.3%	35.3%	7.0%
Return on equity - adjusted (1,2)	9.0%	39.8%	9.9%
Net interest margin	1.96%	2.00%	1.96%
Net interest margin excluding central IEAs	2.68%	6.88%	2.79%
Cost:income ratio	69%	71%	69%
Cost:income ratio - adjusted (1)	59%	65%	60%
Loan impairment charge as % of gross customer loans and advances	0.2%	0.1%	0.1%

	31 December 2014
	Allocated from		Total
	Commercial		Commercial
	Banking	CIB	Banking
Capital and balance sheet	£bn	£bn	£bn

Loans and advances to customers (gross)	81.4	4.4	85.8
Loan impairment provisions	(0.9)	-	(0.9)

Net loans and advances to customers	80.5	4.4	84.9
Funded assets	117.0	10.9	127.9
Risk elements in lending	2.4	-	2.4
Customer deposits (excluding repos)	72.5	12.4	84.9
Loan:deposit ratio (excluding repos)	111%	35%	100%
Provision coverage (3)	39%	-	39%
Risk-weighted assets	61.2	2.0	63.2

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)
Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 11% (previously 13%) of the monthly average of segmental RWAes, assuming 28% tax rate; previously 25%.

(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Commercial Banking

	Year ended 31 December 2014
	Allocated from		Total
	Commercial		Commercial
	Banking	CIB	Banking
Income statement	£m	£m	£m

Net interest income	1,865	111	1,976
Non-interest income	1,117	212	1,329

Total income	2,982	323	3,305

Direct expenses
- staff	(489)	(6)	(495)
- other	(98)	(2)	(100)
- operating lease costs	(141)	-	(141)
Indirect expenses	(835)	(173)	(1,008)
Restructuring costs
- direct	(41)	-	(41)
- indirect	(52)	(15)	(67)
Litigation and conduct costs	(112)	-	(112)

Operating expenses	(1,768)	(196)	(1,964)

Operating profit before impairment losses	1,214	127	1,341
Impairment losses	(84)	(1)	(85)

Operating profit	1,130	126	1,256

Memo:
Operating expenses - adjusted (1)	(1,563)	(181)	(1,744)
Operating profit - adjusted (1)	1,335	141	1,476

Key metrics

Return on equity (2)	9.2%	42.0%	10.2%
Return on equity - adjusted (1,2)	11.1%	47.0%	12.2%
Net interest margin	1.93%	1.788%	1.91%
Net interest margin excluding central IEAs	2.65%	5.92%	2.74%
Cost:income ratio	59%	61%	59%
Cost:income ratio - adjusted (1)	52%	56%	53%
Loan impairment charge as % of gross customer loans and advances	0.1%	-	0.1%

	31 December 2014
	Allocated from		Total
	Commercial		Commercial
	Banking	CIB	Banking
Capital and balance sheet	£bn	£bn	£bn

Loans and advances to customers (gross)	81.4	4.4	85.8
Loan impairment provisions	(0.9)	-	(0.9)

Net loans and advances to customers	80.5	4.4	84.9
Funded assets	117.0	10.9	127.9
Risk elements in lending	2.4	-	2.4
Customer deposits (excluding repos)	72.5	12.4	84.9
Loan:deposit ratio (excluding repos)	111%	35%	100%
Provision coverage (3)	38%	-	39%
Risk-weighted assets	61.2	2.0	63.2

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)
Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 11% (previously 13%) of the monthly average of segmental RWAes, assuming 28% tax rate; previously 25%.

(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Private Banking

Quarter ended
30 September 2015
All allocated from Private Banking
Income statement	£m

Net interest income	109
Non-interest income	51

Total income	160

Direct expenses
- staff	(43)
- other	(11)
Indirect expenses	(65)
Restructuring costs
- direct	2
- indirect	(1)

Operating expenses	(118)

Operating profit before impairment losses	42
Impairment losses	(4)

Operating profit	38

Memo:
Operating expenses - adjusted (1)	(119)
Operating profit - adjusted (1)	37

Key metrics

Return on equity (2)	7.4%
Return on equity - adjusted (1,2)	7.1%
Net interest margin	2.72%
Net interest margin excluding central IEAs	3.92%
Cost:income ratio	74%
Cost:income ratio - adjusted (1)	74%
Loan impairment charge as % of gross customer loans and advances	0.1%

30 September 2015
All allocated from Private Banking
Capital and balance sheet	£bn

Net loans and advances to customers	11.1
Funded assets	17.4
Risk elements in lending	0.1
Customer deposits (excluding repos)	22.7
Loan:deposit ratio (excluding repos)	49%
Provision coverage (3)	32%
Risk-weighted assets	8.4

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)
Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 15% (previously 13%) of the monthly average of segmental RWAes, assuming 28% tax rate; previously 25%.

(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Private Banking

Quarter ended
31 December 2014
All allocated from Private Banking
Income statement	£m

Net interest income	116
Non-interest income	54

Total income	170

Direct expenses
- staff	(44)
- other	(12)
Indirect expenses	(90)
Restructuring costs
- direct	(1)
Litigation and conduct costs	(90)

Operating expenses	(237)

Operating loss before impairment releases	(67)
Impairment releases	1

Operating loss	(66)

Memo:
Operating expenses - adjusted (1)	(146)
Operating profit - adjusted (1)	25

Key metrics

Return on equity (2)	(15.8%)
Return on equity - adjusted (1,2)	3.7%
Net interest margin	2.91%
Net interest margin excluding central IEAs	4.17%
Cost:income ratio	139%
Cost:income ratio - adjusted (1)	86%

31 December 2014
All allocated from Private Banking
Capital and balance sheet	£bn

Net loans and advances to customers	11.0
Funded assets	17.7
Risk elements in lending	0.1
Customer deposits (excluding repos)	22.3
Loan:deposit ratio (excluding repos)	49%
Provision coverage (3)	25%
Risk-weighted assets	8.7

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)
Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 15% (previously 13%) of the monthly average of segmental RWAes, assuming 28% tax rate; previously 25%.

(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Private Banking

Year ended
31 December 2014
All allocated from Private Banking
Income statement	£m

Net interest income	454
Non-interest income	235

Total income	689

Direct expenses
- staff	(178)
- other	(37)
Indirect expenses	(289)
Restructuring costs
- direct	(1)
Litigation and conduct costs	(90)

Operating expenses	(595)

Operating profit before impairment releases	94
Impairment releases	5

Operating profit	99

Memo:
Operating expenses - adjusted (1)	(504)
Operating profit - adjusted (1)	190

Key metrics

Return on equity (2)	4.1%
Return on equity - adjusted (1,2)	9.1%
Net interest margin	2.89%
Net interest margin excluding central IEAs	4.12%
Cost:income ratio	86%
Cost:income ratio - adjusted (1)	73%

31 December 2014
All allocated from Private Banking
Capital and balance sheet	£bn

Net loans and advances to customers	11.0
Funded assets	17.7
Risk elements in lending	0.1
Customer deposits (excluding repos)	22.3
Loan:deposit ratio (excluding repos)	49%
Provision coverage (3)	25%
Risk-weighted assets	8.7

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)
Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 15% (previously 13%) of the monthly average of segmental RWAes, assuming 28% tax rate; previously 25%.

(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

RBS International

	Quarter ended 30 September 2015
	Allocated from		Total
	Commercial	Private	RBS
	Banking	Banking (1)	International
Income statement	£m	£m	£m

Net interest income	73	-	73
Non-interest income	14	-	14

Total income	87	-	87

Direct expenses
- staff	(9)	-	(9)
- other	(3)	-	(3)
Indirect expenses	(24)	-	(24)
Restructuring costs
- indirect	(2)	-	(2)

Operating expenses	(38)	-	(38)

Operating profit before impairment losses	49	-	49
Impairment releases	1	-	1

Operating profit	50	-	50

Memo:
Operating expenses - adjusted (2)	(36)	-	(36)
Operating profit - adjusted (2)	52	-	52

Key metrics

Return on equity (3)	18%	-	18%
Return on equity - adjusted (2,3)	19%	-	19%
Net interest margin	1.43%	-	1.43%
Net interest margin excluding central IEAs	4.38%	-	4.38%
Cost:income ratio	44%	-	44%
Cost:income ratio - adjusted (2)	41%	-	41%
Loan impairment charge as % of gross customer loans and advances	(0.1%)	-	(0.1%)

	30 September 2015
	Allocated from		Total
	Commercial	Private	RBS
	Banking	Banking (1)	International
Capital and balance sheet	£bn	£bn	£bn

Loans and advances to customers (gross)	7.1	-	7.1
Loan impairment provisions	(0.1)	-	(0.1)

Net loans and advances to customers	7.0	-	7.0
Funded assets	22.9	-	22.9
Risk elements in lending	0.1	-	0.1
Customer deposits (excluding repos)	22.3	-	22.3
Loan:deposit ratio (excluding repos)	32%	-	32%
Provision coverage (4)	58%	-	58%
Risk-weighted assets	8.1	-	8.1

Notes:
(1)	From 1 January 2015, the RBS International business previously reported in Private Banking was transferred to Commercial Banking so there were no further allocations from Private Banking in 2015.
(2)	Excluding restructuring costs.
(3)
Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 12% (previously 13%) of the monthly average of segmental RWAes, assuming 10% tax rate.

(4)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

RBS International

	Quarter ended 31 December 2014
	Allocated from		Total
	Commercial	Private	RBS
	Banking	Banking	International
Income statement	£m	£m	£m

Net interest income	46	37	83
Non-interest income	14	4	18

Total income	60	41	101

Direct expenses
- staff	(5)	(6)	(11)
- other	(2)	-	(2)
Indirect expenses	(12)	(11)	(23)
Restructuring costs
- direct	1	(1)	-
- indirect	(1)	(1)	(2)

Operating expenses	(19)	(19)	(38)

Operating profit before impairment losses	41	22	63
Impairment losses	(2)	(1)	(3)

Operating profit	39	21	60

Memo:
Operating expenses - adjusted (1)	(19)	(17)	(36)
Operating profit - adjusted (1)	39	23	62

Key metrics

Return on equity (2)	19%	58.4%	24.7%
Return on equity - adjusted (1,2)	19%	63.9%	25.6%
Net interest margin	1.45%	2.07%	1.67%
Net interest margin excluding central IEAs	4.16%	5.79%	4.76%
Cost:income ratio	32%	46%	38%
Cost:income ratio - adjusted (1)	32%	41%	36%
Loan impairment charge as % of gross customer loans and advances	0.1%	0.1%	0.2%

	31 December 2014
	Allocated from		Total
	Commercial	Private	RBS
	Banking	Banking	International
Capital and balance sheet	£bn	£bn	£bn

Loans and advances to customers (gross)	4.7	2.6	7.3
Loan impairment provisions	(0.1)	-	(0.1)

Net loans and advances to customers	4.6	2.6	7.2
Funded assets	20.2	3.2	23.4
Risk elements in lending	0.1	0.1	0.2
Customer deposits (excluding repos)	14.3	6.5	20.8
Loan:deposit ratio (excluding repos)	32%	40%	35%
Provision coverage (3)	41%	30%	27%
Risk-weighted assets	6.3	1.2	7.5

Notes:
(1)	Excluding restructuring costs.
(2)
Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 12% (previously 13%) of the monthly average of segmental RWAes, assuming 10% tax rate.

(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

RBS International

	Year ended 31 December 2014
	Allocated from		Total
	Commercial	Private	RBS
	Banking	Banking	International
Income statement	£m	£m	£m

Net interest income	176	147	323
Non-interest income	52	16	68

Total income	228	163	391

Direct expenses
- staff	(19)	(25)	(44)
- other	(10)	(5)	(15)
Indirect expenses	(47)	(47)	(94)
Restructuring costs
- direct	1	(3)	(2)
- indirect	(1)	(4)	(5)

Operating expenses	(76)	(84)	(160)

Operating profit before impairment losses	152	79	231
Impairment releases/(losses)	8	(1)	7

Operating profit	160	78	238

Memo:
Operating expenses - adjusted (1)	(76)	(77)	(153)
Operating profit - adjusted (1)	160	85	245

Key metrics

Return on equity (2)	19.7%	44.4%	24.2%
Return on equity - adjusted (1,2)	19.7%	48.4%	24.9%
Net interest margin	1.42%	2.20%	1.65%
Net interest margin excluding central IEAs	4.18%	5.94%	4.83%
Cost:income ratio	33%	52%	41%
Cost:income ratio - adjusted (1)	33%	47%	39%
Loan impairment charge as % of gross customer loans and advances	(0.2%)	-	(0.1%)

	31 December 2014
	Allocated from		Total
	Commercial	Private	RBS
	Banking	Banking	International
Capital and balance sheet	£bn	£bn	£bn

Loans and advances to customers (gross)	4.7	2.6	7.3
Loan impairment provisions	(0.1)	-	(0.1)

Net loans and advances to customers	4.6	2.6	7.2
Funded assets	20.2	3.2	23.4
Risk elements in lending	0.1	0.1	0.2
Customer deposits (excluding repos)	14.3	6.5	20.8
Loan:deposit ratio (excluding repos)	32%	40%	35%
Provision coverage (3)	41%	30%	27%
Risk-weighted assets	6.3	1.2	7.5

Notes:
(1)	Excluding restructuring costs.
(2)
Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 12% (previously 13%) of the monthly average of segmental RWAes, assuming 10% tax rate.

(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

CIB
Quarter ended
30 September
2015
All allocated from CIB
Income statement	£m

Net interest income	29
Non-interest income	299
Own credit adjustments	78

Total income	406

Direct expenses
- staff	(97)
- other	(19)
Indirect expenses	(242)
Restructuring costs
- direct	(3)
- indirect	(148)
Litigation and conduct costs	(6)

Operating expenses	(515)

Operating loss	(109)

Memo:
Total income - adjusted (1)	328
Operating expenses - adjusted (2)	(358)
Operating loss - adjusted (1,2)	(30)

Key metrics

Return on equity (3)	(6.4%)
Return on equity - adjusted (1,2,3)	(2.7%)
Net interest margin	0.62%
Net interest margin excluding central IEAs	0.78%
Cost:income ratio	127%
Cost:income ratio - adjusted (1,2)	109%

30 September
2015
All allocated from CIB
Capital and balance sheet	£bn

Net loans and advances to customers	19.8
Funded assets	125.9
Customer deposits (excluding repos)	5.9
Loan:deposit ratio (excluding repos)	337%
Risk-weighted assets	38.8

Notes:
(1)	Excluding own credit adjustments.
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)
Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 15% (previously 13%) of the monthly average of segmental RWAes, assuming 28% tax rate; previously 25%.

CIB
Quarter ended
31 December
2014
All allocated from CIB
Income statement	£m

Net interest income	8
Non-interest income	248
Own credit adjustments	(33)

Total income	223

Direct expenses
- staff	(36)
- other	(47)
Indirect expenses	(293)
Restructuring costs
- direct	(3)
- indirect	(16)
Litigation and conduct costs	(370)

Operating expenses	(765)

Operating loss before impairment releases	(542)
Impairment releases	6

Operating loss	(536)

Memo:
Total income - adjusted (1)	256
Operating expenses - adjusted (2)	(376)
Operating loss - adjusted (1,2)	(114)

Key metrics

Return on equity (3)	(23.3%)
Return on equity - adjusted (1,2,3)	(5.9%)
Net interest margin	0.21%
Net interest margin excluding central IEAs	0.16%
Cost:income ratio	343%
Cost:income ratio - adjusted (1,2)	147%
Loan impairment charge as % of gross customer loans and advances	(0.1%)

31 December
2014
All allocated from CIB
Capital and balance sheet	£bn

Net loans and advances to customers	26.5
Funded assets	137.7
Customer deposits (excluding repos)	11.8
Loan:deposit ratio (excluding repos)	226%
Risk-weighted assets	41.9

Notes:
(1)	Excluding own credit adjustments.
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)
Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 15% (previously 13%) of the monthly average of segmental RWAes, assuming 28% tax rate; previously 25%.

CIB
Year ended
31 December
2014
All allocated from CIB
Income statement	£m

Net interest income	(11)
Non-interest income	1,951
Own credit adjustments	(9)

Total income	1,931

Direct expenses
- staff	(446)
- other	(190)
Indirect expenses	(1,080)
Restructuring costs
- direct	(13)
- indirect	(89)
Litigation and conduct costs	(832)

Operating expenses	(2,650)

Operating loss before impairment releases	(719)
Impairment releases	9

Operating loss	(710)

Memo:
Total income - adjusted (1)	1,940
Operating expenses - adjusted (2)	(1,716)
Operating profit - adjusted (1,2)	233
Key metrics

Return on equity (3)	(7.9%)
Return on equity - adjusted (1,2,3)	1.3%
Net interest margin	(0.07%)
Net interest margin excluding central IEAs	(0.06%)
Cost:income ratio	137%
Cost:income ratio - adjusted (1,2)	88%

31 December
2014
All allocated from CIB
Capital and balance sheet	£bn

Net loans and advances to customers	26.5
Funded assets	137.7
Customer deposits (excluding repos)	11.8
Loan:deposit ratio (excluding repos)	226%
Risk-weighted assets	41.9

Notes:
(1)	Excluding own credit adjustments.
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)
Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 15% (previously 13%) of the monthly average of segmental RWAes, assuming 28% tax rate; previously 25%.

Capital Resolution

	Quarter ended 30 September 2015
				Total
	Allocated from			Capital
	CIB	RCR	Centre	Resolution
Income statement	£m	£m	£m	£m

Net interest income	94	(17)	1	78
Non-interest income	(49)	(3)	25	(27)
Own credit adjustments	38	-	-	38

Total income	83	(20)	26	89

Direct expenses
- staff	(38)	(22)	-	(60)
- other	(40)	(1)	-	(41)
Indirect expenses	(230)	(15)	-	(245)
Restructuring costs
- direct	(190)	-	-	(190)
- indirect	(296)	(4)	-	(300)
Litigation and conduct costs	(101)	-	-	(101)

Operating expenses	(895)	(42)	-	(937)

Operating (loss)/profit before impairment releases	(812)	(62)	26	(848)
Impairment releases	4	46	-	50

Operating (loss)/profit	(808)	(16)	26	(798)

Memo:
Total income - adjusted (1)	45	(20)	26	51
Operating expenses - adjusted (2)	(308)	(38)	-	(346)
Operating (loss)/profit - adjusted (1,2)	(259)	(12)	26	(245)

Key metrics

Net interest margin	0.93%	nm	nm	0.60%
Net interest margin excluding central IEAs	1.14%	nm	nm	0.70%
Loan impairment charge as % of gross customer loans and advances	-	(2.2%)	nm	(0.5%)

	30 September 2015
				Total
	Allocated from			Capital
	CIB	RCR	Centre	Resolution
Capital and balance sheet	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	26.6	8.2	-	34.8
Loan impairment provisions	(0.1)	(3.9)	-	(4.0)

Net loans and advances to customers	26.5	4.3	-	30.8
Funded assets	58.4	6.5	1.1	66.0
Risk elements in lending	0.2	5.1	-	5.3
Customer deposits (excluding repos)	29.1	0.9	-	30.0
Loan:deposit ratio (excluding repos)	91%	nm	nm	nm
Provision coverage (3)	63%	nm	nm	76%
Risk-weighted assets	40.4	12.4	6.9	59.7

Notes:
(1)	Excluding own credit adjustments.
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Capital Resolution

	Quarter ended 31 December 2014
				Total
	Allocated from			Capital
	CIB	RCR	Centre	Resolution
Income statement	£m	£m	£m	£m

Net interest income	183	(23)	2	162
Non-interest income	174	(162)	25	37
Own credit adjustments	(50)	-	-	(50)

Total income	307	(185)	27	149

Direct expenses
- staff	(25)	(41)	-	(66)
- other	(51)	(29)	-	(80)
Indirect expenses	(319)	(25)	-	(344)
Restructuring costs
- direct	(46)	-	-	(46)
- indirect	(19)	(3)	-	(22)
Litigation and conduct costs	(12)	-	-	(12)

Operating expenses	(472)	(98)	-	(570)

Operating (loss)/profit before impairment (losses)/releases	(165)	(283)	27	(421)
Impairment (losses)/releases	(47)	681	-	634

Operating (loss)/profit	(212)	398	27	213

Memo:
Total income - adjusted (1)	357	(185)	27	199
Operating expenses - adjusted (2)	(395)	(95)	-	(490)
Operating (loss)/profit - adjusted (1,2)	(85)	401	27	343

Key metrics

Net interest margin	1.13%	nm	nm	0.71%
Net interest margin excluding central IEAs	1.25%	nm	nm	0.77%
Loan impairment charge as % of gross customer loans and advances	0.5%	(12.8%)	nm	(4.0%)

	31 December 2014
				Total
	Allocated from			Capital
	CIB	RCR	Centre	Resolution
Capital and balance sheet	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	42.1	21.9	-	64.0
Loan impairment provisions	(0.2)	(10.9)	-	(11.1)

Net loans and advances to customers	41.9	11.0	-	52.9
Funded assets	99.7	14.9	1.0	115.6
Risk elements in lending	0.2	15.4	-	15.6
Customer deposits (excluding repos)	35.2	1.2	-	36.4
Loan:deposit ratio (excluding repos)	119%	nm	nm	nm
Provision coverage (3)	96%	nm	nm	71%
Risk-weighted assets	67.0	22.0	6.1	95.1

Notes:
(1)	Excluding own credit adjustments.
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Capital Resolution

	Year end 31 December 2014
				Total
	Allocated from			Capital
	CIB	RCR	Centre	Resolution
Income statement	£m	£m	£m	£m

Net interest income	717	(47)	3	673
Non-interest income	969	92	94	1,155
Own credit adjustments	(14)	(22)	-	(36)

Total income	1,672	23	97	1,792

Direct expenses
- staff	(277)	(167)	-	(444)
- other	(208)	(85)	-	(293)
Indirect expenses	(1,179)	(104)	-	(1,283)
Restructuring costs
- direct	(80)	-	-	(80)
- indirect	(98)	(7)	-	(105)
Litigation and conduct costs	(162)	-	-	(162)
Write-down of goodwill	(130)	-	-	(130)

Operating expenses	(2,134)	(363)	-	(2,497)

Operating (loss)/profit before impairment releases	(462)	(340)	97	(705)
Impairment releases	1	1,306	-	1,307

Operating (loss)/profit	(461)	966	97	602

Memo:
Total income - adjusted (1)	1,686	45	97	1,828
Operating expenses - adjusted (2)	(1,664)	(356)	-	(2,020)
Operating profit - adjusted (1,2)	23	995	97	1,115

Key metrics

Net interest margin	1.05%	nm	nm	0.67%
Net interest margin excluding central IEAs	1.16%	nm	nm	0.72%
Loan impairment charge as % of gross customer loans and advances	-	(6.1%)	nm	(2.0%)

	31 December 2014
				Total
	Allocated from			Capital
	CIB	RCR	Centre	Resolution
Capital and balance sheet	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	42.1	21.9	-	64.0
Loan impairment provisions	(0.2)	(10.9)	-	(11.1)

Net loans and advances to customers	41.9	11.0	-	52.9
Funded assets	99.7	14.9	1.0	115.6
Risk elements in lending	0.2	15.4	-	15.6
Customer deposits (excluding repos)	35.2	1.2	-	36.4
Loan:deposit ratio (excluding repos)	119%	nm	nm	nm
Provision coverage (3)	96%	nm	nm	71%
Risk-weighted assets	67.0	22.0	6.1	95.1

Notes:
(1)	Excluding own credit adjustments
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Williams & Glyn

Quarter ended
30 September 2015
All allocated from UK PBB
Income statement (1)	£m

Net interest income	167
Non-interest income	44

Total income	211

Direct expenses
- staff	(55)
- other	(12)
Indirect expenses	(24)

Operating expenses	(91)

Operating profit before impairment losses	120
Impairment losses	(5)

Operating profit	115

Key metrics

Net interest margin	2.88%
Net interest margin excluding central IEAs	3.40%
Cost:income ratio	43%
Loan impairment charge as % of gross customer loans and advances	0.1%

30 September 2015
All allocated from UK PBB
Capital and balance sheet (1)	£bn

Loans and advances to customers (gross)	20.3
Loan impairment provisions	(0.3)

Net loans and advances to customers	20.0
Funded assets	24.0
Risk elements in lending	0.5
Customer deposits (excluding repos)	23.6
Loan:deposit ratio (excluding repos)	85%
Provision coverage (2)	59%
Risk-weighted assets	10.1

Notes:
(1)	Does not reflect the cost base, funding and capital profile of a standalone bank. Operating expenses include charges based on an attribution of support provided by RBS to Williams & Glyn.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Williams & Glyn

Quarter ended
31 December 2014
All allocated from UK PBB
Income statement (1)	£m

Net interest income	167
Non-interest income	49

Total income	216

Direct expenses
- staff	(49)
- other	(10)
Indirect expenses	(25)

Operating expenses	(84)

Operating profit before impairment losses	132
Impairment losses	(9)

Operating profit	123

Key metrics

Net interest margin	2.92%
Net interest margin excluding central IEAs	3.42%
Cost:income ratio	39%
Loan impairment charge as % of gross customer loans and advances	0.2%

31 December 2014
All allocated from UK PBB
Capital and balance sheet (1)	£bn

Loans and advances to customers (gross)	19.9
Loan impairment provisions	(0.4)

Net loans and advances to customers	19.5
Funded assets	23.6
Risk elements in lending	0.6
Customer deposits (excluding repos)	22.0
Loan:deposit ratio (excluding repos)	88%
Provision coverage (2)	61%
Risk-weighted assets	10.1

Notes:
(1)	Does not reflect the cost base, funding and capital profile of a standalone bank. Operating expenses include charges based on an attribution of support provided by RBS to Williams & Glyn.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Williams & Glyn

Year end
31 December 2014
All allocated from UK PBB
Income statement (1)	£m

Net interest income	664
Non-interest income	188

Total income	852

Direct expenses
- staff	(196)
- other	(36)
Indirect expenses	(98)

Operating expenses	(330)

Operating profit before impairment losses	522
Impairment losses	(55)

Operating profit	467

Key metrics

Net interest margin	2.93%
Net interest margin excluding central IEAs	3.42%
Cost:income ratio	39%
Loan impairment charge as % of gross customer loans and advances	0.3%

31 December 2014
All allocated from UK PBB
Capital and balance sheet (1)	£bn

Loans and advances to customers (gross)	19.9
Loan impairment provisions	(0.4)

Net loans and advances to customers	19.5
Funded assets	23.6
Risk elements in lending	0.6
Customer deposits (excluding repos)	22.0
Loan:deposit ratio (excluding repos)	88%
Provision coverage (2)	61%
Risk-weighted assets	10.1

Notes:
(1)	Does not reflect the cost base, funding and capital profile of a standalone bank. Operating expenses include charges based on an attribution of support provided by RBS to Williams & Glyn.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Appendix 3

Allocation of previous segments to new customer segments

Allocation of previous segments to new customer segments
___________________________________________________________________________________________________________________________________________________________________________________

The tables in this appendix summarise the performance of the previously reported segments, as adjusted for the reporting changes outlined on page 2, and show how these segments have been allocated to the new reportable segments.

UK PBB

	Quarter ended 30 September 2015
	Previously	Reporting	Allocated to
	reported	changes (1)	W&G	UK PBB
Income statement	£m	£m	£m	£m

Net interest income	1,170	15	167	1,018
Non-interest income	289	-	44	245

Total income	1,459	15	211	1,263

Direct expenses
- staff	(238)	-	(55)	(183)
- other	(81)	-	(12)	(69)
Indirect expenses	(466)	-	(24)	(442)
Restructuring costs
- direct	(5)	-	-	(5)
- indirect	(22)	-	-	(22)
Litigation and conduct costs	2	-	-	2

Operating expenses	(810)	-	(91)	(719)

Operating profit before impairment losses	649	15	120	544
Impairment losses	(11)	-	(5)	(6)

Operating profit	638	15	115	538

Memo:
Operating expenses - adjusted (2)	(785)	-	(91)	(694)
Operating profit - adjusted (2)	663	15	115	563

Key metrics

Net interest margin	nm		2.88%	3.19%
Net interest margin excluding central IEAs	3.54%		3.40%	3.61%
Cost:income ratio	56%		43%	57%
Cost:income ratio - adjusted (2)	54%		43%	55%

	30 September 2015
	Previously	Reporting	Allocated to
	reported	changes (1)	W&G	UK PBB
Capital and balance sheet	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	134.5	-	20.3	114.2
Loan impairment provisions	(2.0)	-	(0.3)	(1.7)

Net loans and advances to customers	132.5	-	20.0	112.5
Funded assets	139.1	20.4	24.0	135.5
Risk elements in lending	3.0	-	0.5	2.5
Customer deposits (excluding repos)	152.9	-	23.6	129.3
Loan:deposit ratio (excluding repos)	87%	-	85%	87%
Provision coverage (3)	66%	-	59%	68%
Risk-weighted assets	39.4	1.2	10.1	30.5

Notes:
(1)	Refer to page 2 for further details.
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

UK PBB

	Quarter ended 31 December 2014
	Previously	Reporting	Allocated to
	reported	changes (1)	W&G	UK PBB
Income statement	£m	£m	£m	£m

Net interest income	1,209	6	167	1,048
Non-interest income	323	-	49	274

Total income	1,532	6	216	1,322

Direct expenses
- staff	(232)	-	(49)	(183)
- other	(86)	-	(10)	(76)
Indirect expenses	(548)	-	(25)	(523)
Restructuring costs
- direct	(2)	-	-	(2)
- indirect	(16)	-	-	(16)
Litigation and conduct costs	(650)	-	-	(650)

Operating expenses	(1,534)	-	(84)	(1,450)

Operating (loss)/profit before impairment losses	(2)	6	132	(128)
Impairment losses	(41)	-	(9)	(32)

Operating (loss)/profit	(43)	6	123	(160)

Memo:
Operating expenses - adjusted (2)	(866)	-	(84)	(782)
Operating profit - adjusted (2)	625	6	123	508

Key metrics

Net interest margin	nm		2.92%	3.38%
Net interest margin excluding central IEAs	3.74%		3.42%	3.82%
Cost:income ratio	100%		39%	110%
Cost:income ratio - adjusted (2)	57%		39%	59%

	31 December 2014
	Previously	Reporting	Allocated to
	reported	changes (1)	W&G	UK PBB
Capital and balance sheet	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	129.8	-	19.9	109.9
Loan impairment provisions	(2.6)	-	(0.4)	(2.2)

Net loans and advances to customers	127.2	-	19.5	107.7
Funded assets	134.3	21.6	23.6	132.3
Risk elements in lending	3.8	-	0.6	3.2
Customer deposits (excluding repos)	148.7	-	22.0	126.7
Loan:deposit ratio (excluding repos)	86%	-	88%	85%
Provision coverage (3)	69%	-	61%	70%
Risk-weighted assets	42.8	1.0	10.1	33.7

Notes:
(1)	Refer to page 2 for further details.
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

UK PBB

	Year ended 31 December 2014
	Previously	Reporting	Allocated to
	reported	changes (1)	W&G	UK PBB
Income statement	£m	£m	£m	£m

Net interest income	4,683	33	664	4,052
Non-interest income	1,354	-	188	1,166

Total income	6,037	33	852	5,218

Direct expenses
- staff	(937)	-	(196)	(741)
- other	(391)	-	(36)	(355)
Indirect expenses	(1,971)	-	(98)	(1,873)
Restructuring costs
- direct	(10)	-	-	(10)
- indirect	(92)	-	-	(92)
Litigation and conduct costs	(918)	-	-	(918)

Operating expenses	(4,319)	-	(330)	(3,989)

Operating profit before impairment losses	1,718	33	522	1,229
Impairment losses	(268)	-	(55)	(213)

Operating profit	1,450	33	467	1,016

Memo:
Operating expenses - adjusted (2)	(3,299)	-	(330)	(2,969)
Operating profit - adjusted (2)	2,470	33	467	2,036

Key metrics

Net interest margin	nm		2.93%	3.32%
Net interest margin excluding central IEAs	3.68%		3.42%	3.75%
Cost:income ratio	72%		39%	76%
Cost:income ratio - adjusted (2)	55%		39%	57%

	31 December 2014
	Previously	Reporting	Allocated to
	reported	changes (1)	W&G	UK PBB
Capital and balance sheet	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	129.8	-	19.9	109.9
Loan impairment provisions	(2.6)	-	(0.4)	(2.2)

Net loans and advances to customers	127.2	-	19.5	107.7
Funded assets	134.3	21.6	23.6	132.3
Risk elements in lending	3.8	-	0.6	3.2
Customer deposits (excluding repos)	148.7	-	22.0	126.7
Loan:deposit ratio (excluding repos)	86%	-	88%	85%
Provision coverage (3)	69%	-	61%	70%
Risk-weighted assets	42.8	1.0	10.1	33.7

Notes:
(1)	Refer to page 2 for further details.
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Ulster Bank

	Quarter ended 30 September 2015
			Allocated to
	Previously	Reporting		Ulster Bank
	reported	changes (1)	UK PBB	RoI
Income statement	£m	£m	£m	£m

Net interest income	127	-	37	90
Non-interest income	87	-	13	74

Total income	214	-	50	164

Direct expenses
- staff	(59)	-	(19)	(40)
- other	(21)	-	1	(22)
Indirect expenses	(70)	-	(22)	(48)
Restructuring costs
- direct	(3)	-	-	(3)
- indirect	(3)	-	(1)	(2)
Litigation and conduct costs	(2)	-	(2)	-

Operating expenses	(158)	-	(43)	(115)

Operating profit before impairment releases	56	-	7	49
Impairment releases	58	-	4	54

Operating profit	114	-	11	103

Memo:
Operating expenses - adjusted (2)	(150)	-	(40)	(110)
Operating profit - adjusted (2)	122	-	14	108

Key metrics

Net interest margin	nm		3.18%	1.52%
Net interest margin excluding central IEAs	1.81%		3.36%	1.52%
Cost:income ratio	74%		86%	70%
Cost:income ratio - adjusted (2)	70%		80%	67%

	30 September 2015
			Allocated to
	Previously	Reporting		Ulster Bank
	reported	changes (1)	UK PBB	RoI
Capital and balance sheet	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	22.9	-	4.1	18.8
Loan impairment provisions	(2.3)	-	(0.3)	(2.0)

Net loans and advances to customers	20.6	-	3.8	16.8
Funded assets	27.9	0.2	5.2	22.9
Risk elements in lending	4.0	-	0.4	3.6
Customer deposits (excluding repos)	19.2	-	5.6	13.6
Loan:deposit ratio (excluding repos)	108%	-	68%	123%
Provision coverage (3)	58%	-	88%	54%
Risk-weighted assets	21.5	0.9	2.8	19.6

Notes:
(1)	Refer to page 2 for further details.
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Ulster Bank

	Quarter ended 31 December 2014
			Allocated to
	Previously	Reporting		Ulster Bank
	reported	changes (1)	UK PBB	RoI
Income statement	£m	£m	£m	£m

Net interest income	150	-	38	112
Non-interest income	54	-	14	40

Total income	204	-	52	152

Direct expenses
- staff	(65)	-	(22)	(43)
- other	(19)	-	4	(23)
Indirect expenses	(78)	-	(25)	(53)
Restructuring costs
- indirect	4	-	2	2
Litigation and conduct costs	19	-	-	19

Operating expenses	(139)	-	(41)	(98)

Operating profit before impairment releases	65	-	11	54
Impairment releases	104	-	34	70

Operating profit	169	-	45	124

Memo:
Operating expenses - adjusted (2)	(162)	-	(43)	(119)
Operating profit - adjusted (2)	146	-	43	103

Key metrics

Net interest margin	nm		3.11%	1.90%
Net interest margin excluding central IEAs	2.14%		3.38%	1.90%
Cost:income ratio	68%		79%	64%
Cost:income ratio - adjusted (2)	79%		83%	78%

	31 December 2014
			Allocated to
	Previously	Reporting		Ulster Bank
	reported	changes (1)	UK PBB	RoI
Capital and balance sheet	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	24.7	-	4.2	20.5
Loan impairment provisions	(2.7)	-	(0.3)	(2.4)

Net loans and advances to customers	22.0	-	3.9	18.1
Funded assets	27.5	0.4	5.5	22.4
Risk elements in lending	4.8	-	0.4	4.4
Customer deposits (excluding repos)	20.6	-	5.9	14.7
Loan:deposit ratio (excluding repos)	107%	-	66%	124%
Provision coverage (3)	57%	-	80%	55%
Risk-weighted assets	23.8	0.9	2.9	21.8

Notes:
(1)	Refer to page 2 for further details.
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Ulster Bank

	Year ended 31 December 2014
			Allocated to
	Previously	Reporting		Ulster Bank
	reported	changes (1)	UK PBB	RoI
Income statement	£m	£m	£m	£m

Net interest income	636	-	169	467
Non-interest income	194	-	57	137

Total income	830	-	226	604

Direct expenses
- staff	(247)	-	(83)	(164)
- other	(74)	-	9	(83)
Indirect expenses	(265)	-	(85)	(180)
Restructuring costs
- direct	8	-	-	8
- indirect	(30)	-	(9)	(21)
Litigation and conduct costs	19	-	-	19

Operating expenses	(589)	-	(168)	(421)

Operating profit before impairment releases	241	-	58	183
Impairment releases	365	-	59	306

Operating profit	606	-	117	489

Memo:
Operating expenses - adjusted (2)	(586)	-	(159)	(427)
Operating profit - adjusted (2)	609	-	126	483

Key metrics

Net interest margin	nm		3.45%	1.92%
Net interest margin excluding central IEAs	2.27%		3.75%	1.99%
Cost:income ratio	71%		74%	70%
Cost:income ratio - adjusted (2)	71%		70%	71%

	31 December 2014
			Allocated to
	Previously	Reporting		Ulster Bank
	reported	changes (1)	UK PBB	RoI
Capital and balance sheet	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	24.7	-	4.2	20.5
Loan impairment provisions	(2.7)	-	(0.3)	(2.4)

Net loans and advances to customers	22.0	-	3.9	18.1
Funded assets	27.5	0.4	5.5	22.4
Risk elements in lending	4.8	-	0.4	4.4
Customer deposits (excluding repos)	20.6	-	5.9	14.7
Loan:deposit ratio (excluding repos)	107%	-	66%	124%
Provision coverage (3)	57%	-	80%	55%
Risk-weighted assets	23.8	0.9	2.9	21.8

Notes:
(1)	Refer to page 2 for further details.
(2)	Excluding restructuring costs and litigation and conduct costs.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Commercial Banking

	Quarter ended 30 September 2015
			Allocated to
	Previously	Reporting	Commercial	RBS
	reported	changes (1)	Banking	International
Income statement	£m	£m	£m	£m

Net interest income	565	(21)	471	73
Non-interest income	265	-	251	14

Total income	830	(21)	722	87

Direct expenses
- staff	(122)	-	(113)	(9)
- other	(22)	-	(19)	(3)
- operating lease costs	(34)	-	(34)	-
Indirect expenses	(224)	-	(200)	(24)
Restructuring costs
- direct	(1)	-	(1)	-
- indirect	-	-	2	(2)

Operating expenses	(403)	-	(365)	(38)

Operating profit before impairment (losses)/releases	427	(21)	357	49
Impairment (losses)/releases	(15)	-	(16)	1

Operating profit	412	(21)	341	50

Memo:
Operating expenses - adjusted (2)	(402)	-	(366)	(36)
Operating profit - adjusted (2)	413	(21)	340	52

Key metrics

Net interest margin	nm		1.87%	1.43%
Net interest margin excluding central IEAs	2.81%		2.56%	4.38%
Cost:income ratio	49%		51%	44%
Cost:income ratio - adjusted (2)	48%		51%	41%

	30 September 2015
			Allocated to
	Previously	Reporting	Commercial	RBS
	reported	changes (1)	Banking	International
Capital and balance sheet	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	92.4	-	85.3	7.1
Loan impairment provisions	(0.8)	-	(0.7)	(0.1)

Net loans and advances to customers	91.6	-	84.6	7.0
Funded assets	95.9	46.0	119.0	22.9
Risk elements in lending	2.2	-	2.1	0.1
Customer deposits (excluding repos)	98.9	-	76.6	22.3
Loan:deposit ratio (excluding repos)	93%	-	111%	32%
Provision coverage (3)	39%	-	33%	58%
Risk-weighted assets	67.2	3.2	62.3	8.1

Notes:
(1)	Refer to page 2 for further details.
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Commercial Banking

	Quarter ended 31 December 2014
			Allocated to
	Previously	Reporting	Commercial	RBS
	reported	changes (1)	Banking	International
Income statement	£m	£m	£m	£m

Net interest income	521	-	475	46
Non-interest income	310	-	296	14

Total income	831	-	771	60

Direct expenses
- staff	(118)	-	(113)	(5)
- other	(35)	-	(33)	(2)
- operating lease costs	(38)	-	(38)	-
Indirect expenses	(284)	-	(272)	(12)
Restructuring costs
- direct	-	-	(1)	1
- indirect	(13)	-	(12)	(1)
Litigation and conduct costs	(62)	-	(62)	-

Operating expenses	(550)	-	(531)	(19)

Operating profit before impairment losses	281	-	240	41
Impairment losses	(33)	-	(31)	(2)

Operating profit	248	-	209	39

Memo:
Operating expenses - adjusted (2)	(475)	-	(456)	(19)
Operating profit - adjusted (2)	323	-	284	39

Key metrics

Net interest margin	nm		1.96%	1.45%
Net interest margin excluding central IEAs	2.77%		2.68%	4.16%
Cost:income ratio	66%		69%	32%
Cost:income ratio - adjusted (2)	57%		59%	32%

	31 December 2014
			Allocated to
	Previously	Reporting	Commercial	RBS
	reported	changes (1)	Banking	International
Capital and balance sheet	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	86.1	-	81.4	4.7
Loan impairment provisions	(1.0)	-	(0.9)	(0.1)

Net loans and advances to customers	85.1	-	80.5	4.6
Funded assets	89.4	47.8	117.0	20.2
Risk elements in lending	2.5	-	2.4	0.1
Customer deposits (excluding repos)	86.8	-	72.5	14.3
Loan:deposit ratio (excluding repos)	98%	-	111%	32%
Provision coverage (3)	38%	-	39%	41%
Risk-weighted assets	64.0	3.5	61.2	6.3

Notes:
(1)	Refer to page 2 for further details.
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Commercial Banking

	Year ended 31 December 2014
			Allocated to
	Previously	Reporting	Commercial	RBS
	reported	changes (1)	Banking	International
Income statement	£m	£m	£m	£m

Net interest income	2,041	-	1,865	176
Non-interest income	1,169	-	1,117	52

Total income	3,210	-	2,982	228

Direct expenses
- staff	(508)	-	(489)	(19)
- other	(108)	-	(98)	(10)
- operating lease costs	(141)	-	(141)	-
Indirect expenses	(882)	-	(835)	(47)
Restructuring costs
- direct	(40)	-	(41)	1
- indirect	(53)	-	(52)	(1)
Litigation and conduct costs	(112)	-	(112)	-

Operating expenses	(1,844)	-	(1,768)	(76)

Operating profit before impairment (losses)/releases	1,366	-	1,214	152
Impairment (losses)/releases	(76)	-	(84)	8

Operating profit	1,290	-	1,130	160

Memo:
Operating expenses - adjusted (2)	(1,639)	-	(1,563)	(76)
Operating profit - adjusted (2)	1,495	-	1,335	160

Key metrics

Net interest margin	nm		1.93%	1.42%
Net interest margin excluding central IEAs	2.74%		2.65%	4.18%
Cost:income ratio	57%		59%	33%
Cost:income ratio - adjusted (2)	51%		52%	33%

	31 December 2014
			Allocated to
	Previously	Reporting	Commercial	RBS
	reported	changes (1)	Banking	International
Capital and balance sheet	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	86.1	-	81.4	4.7
Loan impairment provisions	(1.0)	-	(0.9)	(0.1)

Net loans and advances to customers	85.1	-	80.5	4.6
Funded assets	89.4	47.8	117.0	20.2
Risk elements in lending	2.5	-	2.4	0.1
Customer deposits (excluding repos)	86.8	-	72.5	14.3
Loan:deposit ratio (excluding repos)	98%	-	111%	32%
Provision coverage (3)	38%	-	38%	41%
Risk-weighted assets	64.0	3.5	61.2	6.3

Notes:
(1)	Refer to page 2 for further details.
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Private Banking

	Quarter ended 30 September 2015
			Allocated to
	Previously	Reporting	Private	RBS	Central items
	reported	changes (1)	Banking	International	& other
Income statement	£m	£m	£m	£m	£m

Net interest income	123	2	109	-	16
Non-interest income	81	-	51	-	30

Total income	204	2	160	-	46

Direct expenses
- staff	(66)	-	(43)	-	(23)
- other	(23)	-	(11)	-	(12)
Indirect expenses	(95)	-	(65)	-	(30)
Restructuring costs
- direct	2	-	2	-	-
- indirect	(3)	-	(1)	-	(2)

Operating expenses	(185)	-	(118)	-	(67)

Operating profit/(loss) before impairment losses	19	2	42	-	(21)
Impairment losses	(4)	-	(4)	-	-

Operating profit/(loss)	15	2	38	-	(21)

Memo:
Operating expenses - adjusted (2)	(184)	-	(119)	-	(65)
Operating profit/(loss) - adjusted (2)	16	2	37	-	(19)

Key metrics

Net interest margin	nm		2.72%	-	1.40%
Net interest margin excluding central IEAs	3.14%		3.92%	-	1.40%
Cost:income ratio	91%		74%	-	146%
Cost:income ratio - adjusted (2)	90%		74%	-	141%

	30 September 2015
			Allocated to
	Previously	Reporting	Private	RBS	Central items
	reported	changes (1)	Banking	International	& other
Capital and balance sheet	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	13.6	-	11.1	-	2.5
Loan impairment provisions	(0.1)	-	-	-	(0.1)

Net loans and advances to customers	13.5	-	11.1	-	2.4
Funded assets	16.7	5.3	17.4	-	4.6
Risk elements in lending	0.1	-	0.1	-	-
Customer deposits (excluding repos)	29.1	-	22.7	-	6.4
Loan:deposit ratio (excluding repos)	46%	-	49%	-	38%
Provision coverage (3)	44%	-	32%	-	100%
Risk-weighted assets	9.8	0.3	8.4	-	1.7

Notes:
(1)	Refer to page 2 for further details.
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Private Banking

	Quarter ended 31 December 2014
			Allocated to
	Previously	Reporting	Private	RBS	Central items
	reported	changes (1)	Banking	International	& other
Income statement	£m	£m	£m	£m	£m

Net interest income	175	-	116	37	22
Non-interest income	92	-	54	4	34

Total income	267	-	170	41	56

Direct expenses
- staff	(75)	-	(44)	(6)	(25)
- other	(21)	-	(12)	-	(9)
Indirect expenses	(132)	-	(90)	(11)	(31)
Restructuring costs
- direct	(6)	-	(1)	(1)	(4)
- indirect	(2)	-	-	(1)	(1)
Litigation and conduct costs	(90)	-	(90)	-	-

Operating expenses	(326)	-	(237)	(19)	(70)

Operating (loss)/profit before impairment
releases/(losses)	(59)	-	(67)	22	(14)
Impairment releases/(losses)	-	-	1	(1)	-

Operating (loss)/profit	(59)	-	(66)	21	(14)

Memo:
Operating expenses - adjusted (2)	(228)	-	(146)	(17)	(65)
Operating profit/(loss) - adjusted (2)	39	-	25	23	(9)

Key metrics

Net interest margin	nm		2.91%	2.07%	1.74%
Net interest margin excluding central IEAs	3.74%		4.17%	5.79%	1.74%
Cost:income ratio	122%		139%	46%	125%
Cost:income ratio - adjusted (2)	85%		86%	41%	116%

	31 December 2014
			Allocated to
	Previously	Reporting	Private	RBS	Central items
	reported	changes (1)	Banking	International	& other
Capital and balance sheet	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	16.6	-	11.0	2.6	3.0
Loan impairment provisions	(0.1)	-	-	-	(0.1)

Net loans and advances to customers	16.5	-	11.0	2.6	2.9
Funded assets	20.4	6.0	17.7	3.2	5.5
Risk elements in lending	0.2	-	0.1	0.1	-
Customer deposits (excluding repos)	36.1	-	22.3	6.5	7.3
Loan:deposit ratio (excluding repos)	46%	-	49%	40%	41%
Provision coverage (3)	34%	-	25%	30%	100%
Risk-weighted assets	11.5	0.6	8.7	1.2	2.2

Notes:
(1)	Refer to page 2 for further details.
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Private Banking

	Year ended 31 December 2014
			Allocated to
	Previously	Reporting	Private	RBS	Central items
	reported	changes (1)	Banking	International	& other
Income statement	£m	£m	£m	£m	£m

Net interest income	691	-	454	147	90
Non-interest income	391	-	235	16	140

Total income	1,082	-	689	163	230

Direct expenses
- staff	(302)	-	(178)	(25)	(99)
- other	(68)	-	(37)	(5)	(26)
Indirect expenses	(458)	-	(289)	(47)	(122)
Restructuring costs
- direct	(8)	-	(1)	(3)	(4)
- indirect	(10)	-	-	(4)	(6)
Litigation and conduct costs	(90)	-	(90)	-	-

Operating expenses	(936)	-	(595)	(84)	(257)

Operating profit/(loss) before impairment
releases/(losses)	146	-	94	79	(27)
Impairment releases/(losses)	4	-	5	(1)	-

Operating profit/(loss)	150	-	99	78	(27)

Memo:
Operating expenses - adjusted (2)	(828)	-	(504)	(77)	(247)
Operating profit/(loss) - adjusted (2)	258	-	190	85	(17)

Key metrics

Net interest margin	nm		2.89%	2.20%	1.75%
Net interest margin excluding central IEAs	3.71%		4.12%	5.94%	1.75%
Cost:income ratio	87%		86%	52%	112%
Cost:income ratio - adjusted (2)	77%		73%	47%	107%

	31 December 2014
		Allocated to
	Previously	Reporting	Private	RBS	Central items
	reported	changes (1)	Banking	International	& other
Capital and balance sheet	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	16.6	-	11.0	2.6	3.0
Loan impairment provisions	(0.1)	-	-	-	(0.1)

Net loans and advances to customers	16.5	-	11.0	2.6	2.9
Funded assets	20.4	6.0	17.7	3.2	5.5
Risk elements in lending	0.2	-	0.1	0.1	-
Customer deposits (excluding repos)	36.1	-	22.3	6.5	7.3
Loan:deposit ratio (excluding repos)	46%	-	49%	40%	41%
Provision coverage (3)	34%	-	25%	30%	100%
Risk-weighted assets	11.5	0.6	8.7	1.2	2.2

Notes:
(1)	Refer to page 2 for further details.
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

CIB

	Quarter ended 30 September 2015
			Allocated to
	Previously	Reporting	Commercial		Capital
	reported	changes (1)	Banking	CIB	Resolution
Income statement	£m	£m	£m	£m	£m

Net interest income	142	14	33	29	94
Non-interest income	295	-	45	299	(49)
Own credit adjustments	-	116	-	78	38

Total income	437	130	78	406	83

Direct expenses
- staff	(139)	-	(4)	(97)	(38)
- other	(60)	-	(1)	(19)	(40)
Indirect expenses	(510)	-	(38)	(242)	(230)
Restructuring costs
- direct	(193)	-	-	(3)	(190)
- indirect	(444)	-	-	(148)	(296)
Litigation and conduct costs	(107)	-	-	(6)	(101)

Operating expenses	(1,453)	-	(43)	(515)	(895)

Operating (loss)/profit before impairment releases	(1,016)	130	35	(109)	(812)
Impairment releases	4	-	-	-	4

Operating (loss)/profit	(1,012)	130	35	(109)	(808)

Memo:
Total income - adjusted (2)	437	14	78	328	45
Operating expenses - adjusted (3)	(709)	-	(43)	(358)	(308)
Operating (loss)/profit - adjusted (2,3)	(268)	14	35	(30)	(259)

Key metrics

Net interest margin	nm		2.22%	0.62%	0.93%
Net interest margin excluding central IEAs	1.16%		9.02%	0.78%	1.14%
Cost:income ratio	332%		55%	127%	nm
Cost:income ratio - adjusted (2,3)	162%		55%	109%	nm

	30 September 2015
		Allocated to
	Previously	Reporting	Commercial	Capital
	reported	changes (1)	Banking	CIB	Resolution
Capital and balance sheet	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	50.9	-	4.5	19.8	26.6
Loan impairment provisions	(0.1)	-	-	-	(0.1)

Net loans and advances to customers	50.8	-	4.5	19.8	26.5
Funded assets	177.4	17.5	10.6	125.9	58.4
Risk elements in lending	0.2	-	-	-	0.2
Customer deposits (excluding repos)	47.8	-	12.8	5.9	29.1
Loan:deposit ratio (excluding repos)	106%	-	35%	337%	91%
Provision coverage (4)	65%	-	-	-	63%
Risk-weighted assets	78.0	3.1	1.9	38.8	40.4

Notes:
(1)	Refer to page 2 for further details.
(2)	Excluding own credit adjustments.
(3)	Excluding restructuring costs and litigation and conduct costs.
(4)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

CIB

	Quarter ended 31 December 2014
			Allocated to
	Previously	Reporting	Commercial		Capital
	reported	changes (1)	Banking	CIB	Resolution
Income statement	£m	£m	£m	£m	£m

Net interest income	222	-	31	8	183
Non-interest income	469	-	47	248	174
Own credit adjustments	-	(83)	-	(33)	(50)

Total income	691	(83)	78	223	307

Direct expenses
- staff	(63)	-	(2)	(36)	(25)
- other	(100)	-	(2)	(47)	(51)
Indirect expenses	(659)	-	(47)	(293)	(319)
Restructuring costs
- direct	(49)	-	-	(3)	(46)
- indirect	(39)	-	(4)	(16)	(19)
Litigation and conduct costs	(382)	-	-	(370)	(12)

Operating expenses	(1,292)	-	(55)	(765)	(472)

Operating (loss)/profit before impairment
(losses)/releases	(601)	(83)	23	(542)	(165)
Impairment (losses)/releases	(42)	-	(1)	6	(47)

Operating (loss)/profit	(643)	(83)	22	(536)	(212)

Memo:
Total income - adjusted (2)	691	-	78	256	357
Operating expenses - adjusted (3)	(822)	-	(51)	(376)	(395)
Operating (loss)/profit - adjusted (2,3)	(173)	-	26	(114)	(85)

Key metrics

Net interest margin	nm		2.00%	0.21%	1.13%
Net interest margin excluding central IEAs	1.11%		6.88%	0.16%	1.25%
Cost:income ratio	187%		71%	343%	nm
Cost:income ratio - adjusted (2,3)	119%		65%	147%	nm

	31 December 2014
		Allocated to
	Previously	Reporting	Commercial	Capital
	reported	changes (1)	Banking	CIB	Resolution
Capital and balance sheet	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	73.0	-	4.4	26.5	42.1
Loan impairment provisions	(0.2)	-	-	-	(0.2)

Net loans and advances to customers	72.8	-	4.4	26.5	41.9
Funded assets	241.1	7.2	10.9	137.7	99.7
Risk elements in lending	0.2	-	-	-	0.2
Customer deposits (excluding repos)	59.4	-	12.4	11.8	35.2
Loan:deposit ratio (excluding repos)	122%	-	35%	226%	119%
Provision coverage (4)	105%	-	-	-	96%
Risk-weighted assets	107.1	3.8	2.0	41.9	67.0

Notes:
(1)	Refer to page 2 for further details.
(2)	Excluding own credit adjustments.
(3)	Excluding restructuring costs and litigation and conduct costs.
(4)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

CIB

	Year end 31 December 2014
			Allocated to
	Previously	Reporting	Commercial		Capital
	reported	changes (1)	Banking	CIB	Resolution
Income statement	£m	£m	£m	£m	£m

Net interest income	817	-	111	(11)	717
Non-interest income	3,132	-	212	1,951	969
Own credit adjustments	-	(23)	-	(9)	(14)

Total income	3,949	(23)	323	1,931	1,672

Direct expenses
- staff	(729)	-	(6)	(446)	(277)
- other	(400)	-	(2)	(190)	(208)
Indirect expenses	(2,432)	-	(173)	(1,080)	(1,179)
Restructuring costs
- direct	(93)	-	-	(13)	(80)
- indirect	(202)	-	(15)	(89)	(98)
Litigation and conduct costs	(994)	-	-	(832)	(162)
Write-down of goodwill	-	(130)	-	-	(130)

Operating expenses	(4,850)	(130)	(196)	(2,650)	(2,134)

Operating (loss)/profit before impairment
releases/(losses)	(901)	(153)	127	(719)	(462)
Impairment releases/(losses)	9	-	(1)	9	1

Operating (loss)/profit	(892)	(153)	126	(710)	(461)

Memo:
Total income - adjusted (2)	3,949	-	323	1,940	1,686
Operating expenses - adjusted (3)	(3,561)	-	(181)	(1,716)	(1,664)
Operating profit - adjusted (2,3)	397	-	141	233	23

Key metrics

Net interest margin	nm		-	(0.07%)	1.05%
Net interest margin excluding central IEAs	0.99%		5.92%	(0.06%)	1.16%
Cost:income ratio	123%		61%	137%	nm
Cost:income ratio - adjusted (2,3)	90%		56%	88%	nm

	31 December 2014
		Allocated to
	Previously	Reporting	Commercial	Capital
	reported	changes (1)	Banking	CIB	Resolution
Capital and balance sheet	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	73.0	-	4.4	26.5	42.1
Loan impairment provisions	(0.2)	-	-	-	(0.2)

Net loans and advances to customers	72.8	-	4.4	26.5	41.9
Funded assets	241.1	7.2	10.9	137.7	99.7
Risk elements in lending	0.2	-	-	-	0.2
Customer deposits (excluding repos)	59.4	-	12.4	11.8	35.2
Loan:deposit ratio (excluding repos)	122%	-	35%	226%	119%
Provision coverage (4)	105%	-	-	-	96%
Risk-weighted assets	107.1	3.8	2.0	41.9	67.0

Notes:
(1)	Refer to page 2 for further details.
(2)	Excluding own credit adjustments.
(3)	Excluding restructuring costs and litigation and conduct costs.
(4)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

RCR

	Quarter ended 30 September 2015
			Allocated to
	Previously	Reporting	Capital
	reported	changes (1)	Resolution
Income statement	£m	£m	£m

Net interest income	(17)	-	(17)
Non-interest income	(3)	-	(3)

Total income	(20)	-	(20)

Direct expenses
- staff	(22)	-	(22)
- other	(1)	-	(1)
Indirect expenses	(15)	-	(15)
Restructuring costs
- indirect	(4)	-	(4)

Operating expenses	(42)	-	(42)

Operating loss before impairment releases	(62)	-	(62)
Impairment releases	46	-	46

Operating loss	(16)	-	(16)

Memo:
Operating expenses - adjusted (2)	(38)	-	(38)
Operating loss - adjusted (2)	(12)	-	(12)

	30 September 2015
			Allocated to
	Previously	Reporting	Capital
	reported	changes (1)	Resolution
Capital and balance sheet	£bn	£bn	£bn

Loans and advances to customers (gross)	8.2	-	8.2
Loan impairment provisions	(3.9)	-	(3.9)

Net loans and advances to customers	4.3	-	4.3
Funded assets	6.5	-	6.5
Risk elements in lending	5.1	-	5.1
Customer deposits (excluding repos)	0.9	-	0.9
Provision coverage (3)	76%	-	76%
Risk-weighted assets	12.4	-	12.4

Notes:
(1)	Refer to page 2 for further details.
(2)	Excluding restructuring costs.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

RCR

	Quarter ended 31 December 2014
			Allocated to
	Previously	Reporting	Capital
	reported	changes (1)	Resolution
Income statement	£m	£m	£m

Net interest income	(23)	-	(23)
Non-interest income	(162)	-	(162)

Total income	(185)	-	(185)

Direct expenses
- staff	(41)	-	(41)
- other	(29)	-	(29)
Indirect expenses	(25)	-	(25)
Restructuring costs
- indirect	(3)	-	(3)

Operating expenses	(98)	-	(98)

Operating loss before impairment releases	(283)	-	(283)
Impairment releases	681	-	681

Operating profit	398	-	398

Memo:
Operating expenses - adjusted (2)	(95)	-	(95)
Operating profit - adjusted (2)	401	-	401

	31 December 2014
			Allocated to
	Previously	Reporting	Capital
	reported	changes (1)	Resolution
Capital and balance sheet	£bn	£bn	£bn

Loans and advances to customers (gross)	21.9	-	21.9
Loan impairment provisions	(10.9)	-	(10.9)

Net loans and advances to customers	11.0	-	11.0
Funded assets	14.9	-	14.9
Risk elements in lending	15.4	-	15.4
Customer deposits (excluding repos)	1.2	-	1.2
Provision coverage (3)	71%	-	71%
Risk-weighted assets	22.0	-	22.0

Notes:
(1)	Refer to page 2 for further details.
(2)	Excluding restructuring costs.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

RCR

	Year ended 31 December 2014
			Allocated to
	Previously	Reporting	Capital
	reported	changes (1)	Resolution
Income statement	£m	£m	£m

Net interest income	(47)	-	(47)
Non-interest income	92	-	92
Own credit adjustments	-	(22)	(22)

Total income	45	(22)	23

Direct expenses
- staff	(167)	-	(167)
- other	(85)	-	(85)
Indirect expenses	(104)	-	(104)
Restructuring costs
- indirect	(7)	-	(7)

Operating expenses	(363)	-	(363)

Operating loss before impairment releases	(318)	(22)	(340)
Impairment releases	1,306	-	1,306

Operating profit	988	(22)	966

Memo:
Total income - adjusted (2)	45	-	45
Operating expenses - adjusted (3)	(356)	-	(356)
Operating profit - adjusted (2,3)	995	-	995

	31 December 2014
			Allocated to
	Previously	Reporting	Capital
	reported	changes (1)	Resolution
Capital and balance sheet	£bn	£bn	£bn

Loans and advances to customers (gross)	21.9	-	21.9
Loan impairment provisions	(10.9)	-	(10.9)

Net loans and advances to customers	11.0	-	11.0
Funded assets	14.9	-	14.9
Risk elements in lending	15.4	-	15.4
Customer deposits (excluding repos)	1.2	-	1.2
Provision coverage (4)	71%	-	71%
Risk-weighted assets	22.0	-	22.0

Notes:
(1)	Refer to page 2 for further details.
(2)	Excluding own credit adjustments.
(3)	Excluding restructuring costs.
(4)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Central items & other

Income statement			Impact of
		Pension	revised	Re-presentation	Allocated to
	Previously	accounting	treasury	of one-off and		Capital
	reported	policy impact	allocations	other items (1)	Centre (2)	Resolution
Quarter ended 30 September 2015	£m	£m	£m	£m	£m	£m

Central items not allocated	(285)	(16)	(10)	20	(317)	26

Quarter ended 31 December 2014

Central items not allocated	(620)		(6)	(50)	(703)	27

Year ended 31 December 2014

Central items not allocated	(860)		(33)	86	(904)	97

Balance sheet
			Impact of
		Pension	revised	Allocated to
	Previously	accounting	treasury		Capital
	reported	policy impact	allocations	Centre (2)	Resolution
As at 30 September 2015	£bn	£bn	£bn	£bn	£bn

Central items not allocated - risk-weighted assets	87.7		(8.7)	72.1	6.9

Central items not allocated - funded assets	116.9	0.4	(89.5)	26.7	1.1

As at 31 December 2014

Central items not allocated - risk-weighted assets	84.7		(9.8)	68.8	6.1

Central items not allocated - funded assets	169.2	0.3	(83.1)	85.4	1.0

Notes:
(1)	Refer to page 2 for further details.
(2)	Centre includes unallocated costs.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 February 2016

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary